Exhibit 99.1

Precision
DRILLING

TARGET ZERO

MARCH 4, 2024

2023 ANNUAL INFORMATION FORM

For the fiscal year ended
December 31, 2023

PRECISION DRILLING ANNUAL INFORMATION FORM

Throughout this Annual Information Form (AIF), the terms, we, us, our, Corporation, Company, Precision and Precision Drilling mean Precision Drilling Corporation and, where indicated, all our consolidated subsidiaries and any partnerships of which we and/or our Subsidiaries are a part.

Information in the AIF is as of December 31, 2023 unless specified otherwise. All amounts are in Canadian dollars unless specified otherwise.

TABLE OF CONTENTS
1	About Precision
1	Corporate Governance
2	Corporate Structure
3	Recent Developments and Three-Year History
3	2023 Accomplishments and Highlights
5	2022 Accomplishments and Highlights
6	2021 Accomplishments and Highlights
8	Our Business
8	Business Segments Overview
9	Contract Drilling Services
12	Completion and Production Services
14	Corporate Responsibility
15	Environmental
16	Social
18	Governance
21	Capital Structure
21	Common Shares
24	Preferred Shares
25	Material Debt
29	Risks in Our Business
42	Our Directors and Officers
42	Board of Directors
44	Our Board Committees
46	Our Executive Officers
47	Other Material Information
47	Interests of Experts
47	Materials Contracts
47	Legal Proceedings and Regulatory Actions
47	Management’s Discussion and Analysis
47	Transfer Agent and Registrar
47	Additional Information About Precision
47	About Registered Trademarks
48	Financial Measures and Ratios
48	Cautionary Statement About Forward-Looking Information and Statements
50	Appendix
50	Audit Committee Charter

ABOUT PRECISION

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as AlphaTM technologies that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel. Our drilling services are enhanced by our EverGreenTM suite of environmental solutions, which bolsters our commitment to reducing the environmental impact on our operations.

From our founding as a private drilling contractor in 1951, Precision has grown to become one of the most active drillers in North America. Our High Performance, High Value competitive advantage is underpinned by four distinguishing features:

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a high-quality land drilling rig fleet, with AC Super Triple rigs enabled with our AlphaTM technologies and supported by our EverGreenTM suite of environmental solutions to deliver consistent, repeatable, high-quality wellbores while improving safety, performance, operational efficiency and reducing environmental impact
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size and scale of our vertically integrated operations that provide higher margins and better service capabilities
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a diverse culture focused on operational excellence, which includes corporate responsibility, safety and field performance, and
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a capital structure that provides long-term stability, flexibility and liquidity, allowing us to take advantage of business cycle opportunities.

CORPORATE GOVERNANCE

At Precision, we integrate financial, environmental, and social responsibility seamlessly into our operations, adhering closely to our core values and corporate governance principles. Guided by these principles and with the support and oversight of our Board of Directors (Board), we are committed to upholding our elevated standards of ethics and integrity. We recognize that governance practices such as board independence, proactive shareholder engagement and risk management help us sustain the trust we have built with our stakeholders.

To deliver results, we focus on operational excellence, top-tier environmental, social and governance (ESG) performance and productive stakeholder engagement. We integrate our health, safety and environmental (HSE) commitment into our operations and incorporate HSE and ESG performance goals in our compensation program.

In 2023, we transitioned our ESG performance data to our interactive web page, which serves as the primary platform that highlights the Company’s ESG progress, and provides recurring updates on our ESG performance. We also expanded our reporting to include additional elements from the Sustainability Accounting Standards Board (SASB) and Task Force on Climate-Related Financial Disclosures (TCFD) guidelines. We invite you to review some of our ESG highlights beginning on page 14 or, for more fulsome information, you can explore our ESG initiatives by visiting our website at www.precisiondrilling.com/esg/.

We remain committed to achieving and maintaining at least 30% of female representation on our Board. We are actively working to incorporate another female nominee candidate to the Board at the 2024 Annual Meeting of Shareholders and we anticipate that this new member will enhance the Board's existing skill set, if elected. To learn more about our diversity efforts, please read our Management Information Circular for our 2024 Annual Meeting of Shareholders, which will be released in April 2024, or visit our website.

Our directors have a history of achievement and an effective mix of skills, knowledge and business experience. The directors continue to provide oversight in support of future operations and monitor regulatory developments and governance best practices in Canada, the United States (U.S.) and internationally. As part of their oversight, our Board has established three standing committees, comprised of independent directors, to help carry out its responsibilities effectively:

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Audit Committee
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Corporate Governance, Nominating and Risk Committee (CGNRC), and
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Human Resources and Compensation Committee (HRCC).

The Board may also create special ad hoc committees from time to time to deal with important matters that arise.

Management has also established internal committees, including the Enterprise Risk Management Committee, the Compliance Committee, the Disclosure Committee and the Health, Safety, Environment and Corporate Responsibility Council (HSE and Corporate Responsibility Council). Two of our directors, Mr. Culbert and Mr. Williams, are active members of the HSE and Corporate Responsibility Council and attend quarterly meetings.

Precision Drilling Corporation 2023 Annual Information Form 1

CORPORATE STRUCTURE

Precision was formed by amalgamation under the Business Corporations Act (Alberta). We previously operated as an income trust, known as Precision Drilling Trust, and converted to a corporate entity on June 1, 2010, under a statutory plan of arrangement.

On March 8, 2013, we repealed our old by-laws and adopted new by-laws to provide for, among other things, an advance notice requirement for Precision shareholders nominating directors for election to the Board and an increase in the quorum requirement for our shareholder meetings to 25% from 5%. The amendments were confirmed by our shareholders on May 8, 2013.

Our common shares trade on the Toronto Stock Exchange (TSX), under the symbol PD, and on the New York Stock Exchange (NYSE), under the symbol PDS.

Our principal corporate and registered office is at:

Suite 800, 525 – 8th Avenue SW Calgary, Alberta Canada T2P 1G1	Phone: Email: Website:	403.716.4500 info@precisiondrilling.com www.precisiondrilling.com

The chart below shows our organizational structure and material subsidiaries or partnerships, including the jurisdiction where each was incorporated, formed or continued and whether we hold the voting securities directly or indirectly. For simplification, non-material subsidiaries are excluded.

2 Precision Drilling Corporation 2023 Annual Information Form

RECENT DEVELOPMENTS AND THREE-YEAR HISTORY

In recent years, North American crude oil and and natural gas producers have undergone a noteworthy shift in priorities, transitioning from a primary focus on production growth to a heightened emphasis on delivering value and returning capital to shareholders. We have strategically aligned with this priority by maintaining strict capital discipline. Even with strong customer demand and high utilization of Super Series rigs, we only allocate capital to the most attractive investment opportunities. We are focused on increasing our margins and growing capital returns to shareholders versus gaining market share. This strategic orientation underscores our leadership and commitment to delivering sustained value to Precision's shareholders.

In 2023, Precision delivered one of our most profitable years in the past decade and exceeded our cash flow expectations. During the year, we not only met our debt reduction and shareholder capital return targets but also funded two accretive acquisitions. Our High Performance, High Value strategy along with our Super Series rigs, AlphaTM technologies, and EvergreenTM suite of environmental solutions continue to differentiate our services.

During the year, we reduced our debt by $152 million and allocated 15% of our free cash flow to share repurchases. In 2024, we plan to increase our shareholder capital return program by allocating 25% to 35% of our free cash flow, before debt repayments, to share repurchases. Our focus on our debt reduction strategy remains firmly in place and in 2024, we plan to reduce debt by another $150 million to $200 million. This positions us to achieve our sustained Net Debt to Adjusted EBITDA ratio(1) target of below 1.0 times by the end of 2025 and meet our long-term debt reduction target of $500 million between 2022 and 2025. In 2026, we plan to reduce debt by an additional $100 million and increase our shareholder capital return program towards 50% of free cash flow.

Notes:

(1)
Non-GAAP measure - see Financial Measures and Ratios on page 48.

Accomplishments and Highlights

We consistently establish annual strategic priorities. As part of our management approach, we hold ourselves accountable by preparing quarterly updates on the progress made towards these priorities, culminating in a comprehensive year-end report highlighting the achieved results. Our enduring commitment is underscored by a robust multi-year track record, showcasing our ability to deliver tangible outcomes in alignment with our stated priorities.

2023 Accomplishments

2023 Strategic Priorities	2023 Results
Deliver High Performance, High Value service through operational excellence
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Increased our Canadian drilling rig utilization days and well servicing rig operating hours over 2022, maintaining our position as the leading provider of high-quality and reliable services in Canada.
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Recertified and reactivated a total of four rigs in the Middle East, exiting 2023 with eight active rigs that represent approximately US$475 million in backlog revenue that stretches into 2028.
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Acquired CWC Energy Services Corp. (CWC), expanding our Canadian well servicing business and drilling fleets in both Canada and the U.S.
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Upgraded and added the industry's most advanced AC Super Triple rig to our Canadian fleet, equipped with AlphaTM, EverGreenTM, and rig floor robotics.
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Coached over 900 rig-based employees through our New Employee Orientation focused on industry-leading safety and performance training at our world-class facilities in Nisku, Alberta and Houston, Texas.

Maximize free cash flow by increasing Adjusted EBITDA(1) margins, revenue efficiency, and growing revenue from AlphaTM technologies and EverGreenTM suite of environmental solutions
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Generated cash provided by operations of $501 million, a 111% increase over 2022.
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Increased our daily operating margins(2) by approximately 39% in Canada and 69% in the U.S. year over year.
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Grew combined Alpha™ and EverGreenTM revenue by over 10% compared to 2022.
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Ended the year with 75 AC Super Triple Alpha™ rigs compared to 70 at the beginning of the year.
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Scaled our EverGreenTM suite of environmental solutions, ending the year with approximately 65% of our AC Super Triple rigs equipped with at least one EverGreenTM product, including 13 EverGreenTM Battery Energy Storage Systems (BESS) versus seven a year ago.
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Integrated the well servicing assets from our 2022 acquisition of High Arctic Energy Services Inc. (High Arctic), which helped increase our Completion and Production Services’ Adjusted EBITDA(1) 34% in 2023.

Reduce debt by at least $150 million and allocate 10% to 20% of free cash flow before debt repayments for share repurchases. Long-term debt reduction target of $500 million between 2022 and 2025 and sustained Net Debt to Adjusted EBITDA ratio(1) of below 1.0 times by the end of 2025

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Reduced debt by $152 million and ended the year with more than $600 million of available liquidity(3).
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Returned $30 million of capital to shareholders through share repurchases.
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Renewed our Normal Course Issuer Bid (NCIB), allowing purchases of up to 10% of the public float.
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Ended the year with a Net Debt to Adjusted EBITDA ratio(1) of approximately 1.4 times and remain committed to reaching a sustained Net Debt to Adjusted EBITDA ratio of below 1.0 times by end of 2025.

Notes:

(1)
Non-GAAP measure – see Financial Measures and Ratios on page 48.
(2)
Revenue per utilization day less operating costs per utilization day.
(3)
Available liquidity is defined as cash plus unused credit facility capacity.

Precision Drilling Corporation 2023 Annual Information Form 3

2023 Highlights

Industry Conditions

In 2023, even though demand for global energy increased, economic uncertainty and geopolitical instability caused energy prices to compress. In the U.S., WTI averaged US$77.62 per barrel, a decrease of 18% from the prior year, and Henry Hub natural gas prices decreased 59% to average US$2.67 per MMBtu. U.S. producers continued to show capital discipline and, with lower prices, moderating but continued-inflation, and climbing interest rates, reduced their drilling activity 21% throughout the year. In Canada, drilling activity was relatively flat year-over-year as imminent hydrocarbon export capacity and favorable oil pricing, due to a weaker Canadian dollar exchange rate and improving heavy oil differentials, supported activity.

Capital Expenditures and Asset Decommissioning

Our capital spending for the year totaled $227 million, including $164 million for maintenance and infrastructure and $63 million for expansion and upgrades. We decommissioned 20 Canadian and seven U.S. legacy drilling rigs, recognizing an asset decommissioning charge of $10 million.

See Financial Measures and Ratios on page 48.

CWC Energy Services Corp. Acquisition

On November 8, 2023, Precision acquired all of the issued and outstanding common shares of CWC for consideration of $14 million in cash and the issuance of 947,807 Precision common shares. Precision expects to deliver approximately $20 million in annual operating synergies. As of March 4, 2024, Precision has achieved headcount and operational annual run-rate synergies of approximately $13 million.

International Drilling Contracts

In 2023, Precision recertified and reactivated a total of four rigs in the Middle East, exited the year with eight active rigs, three in the Kingdom of Saudi Arabia and five in Kuwait. The majority of these rigs are under five-year term contracts that stretch into 2027 and 2028.

Technology Initiatives

As of December 31, 2023, Precision had 75 AlphaTM rigs throughout North America compared to 70 at the beginning of the year. Our AlphaTM rigs are fully digitally-enabled, pad-walking AC Super Triples equipped with AlphaAutomationTM and a platform to deploy AlphaAppsTM and AlphaAnalyticsTM. To date, Precision’s AlphaTM rigs have drilled over 3,800 wells in the U.S. and Canada and have been fully commercialized in numerous basins since November 2019.

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Predictive Maintenance: In 2023, Precision developed, piloted and scaled an industry-leading asset health platform with the first phase focused on mud pump health. This platform leverages operational digital twin technology and Machine Learning models to support field operations.
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Rig Floor Robotics: The incorporation of a modular fully automated pipe handling system represents a pioneering achievement in the industry, positioning our land drilling rig at the forefront of technological advancement. By collaborating with AlphaAutomationTM, our rig floor robotics offer a comprehensive and seamless automation solution, optimizing operational efficiency and increasing safety standards.

EverGreenTM Suite of Environmental Solutions

Precision’s EverGreenTM suite of environmental solutions encompasses the development and implementation of multiple technologies aimed at quantifying and reducing greenhouse gas emissions at the wellsite. As of December 31, 2023, approximately 65% of our AC Super Triple rigs were equipped with at least one EverGreenTM product, including 13 BESS compared to seven at the beginning of the year. As of December 31, 2023, Precision also had over 60 rigs equipped with dual-fuel engines, natural gas engines and/or grid tie-in technology.

See Environmental - EverGreenTM Suite of Environmental Solutions on page 15.

Debt Repayments

In 2023, we repaid $152 million of debt, meeting our debt reduction target of at least $150 million for the year. In 2023, we agreed with the lenders of our Senior Credit Facility to remove certain non-extending lenders from our facility, thereby reducing the total commitment from US$500 million to US$447 million.

See Capital Structure – Material Debt on page 25.

Normal Course Issuer Bid

On September 19, 2023, we renewed our NCIB through the facilities of the TSX and NYSE. The NCIB allows us to buyback up to 1,326,321 common shares, or approximately 10% of the public float as of September 5, 2023 for cancellation. For the year ended December 31, 2023, we repurchased and cancelled 412,623 common shares for approximately $30 million. These repurchases were funded from cash flow and accounted for approximately 3% of our available public float.

Board of Directors

In 2023, the Board initiated a search to nominate a third female director to achieve 30% female representation on the Board, as set out in our Diversity Policy. We believe this is an important step to increasing diversity on our Board.

4 Precision Drilling Corporation 2023 Annual Information Form

2022 Accomplishments

2022 Strategic Priorities	2022 Results

Grow revenue through scaling AlphaTM technologies and EverGreenTM suite of environmental solutions across Precision's Super Series rig fleet and further competitive differentiation through ESG initiatives

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Grew AlphaTM revenue by over 60% compared to 2021.
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Increased total paid days for AlphaAutomationTM by over 50% from 2021.
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Ended the year with 70 AlphaTM rigs, a 49% increase from the beginning of the year.
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Expanded our commercial AlphaAppsTM to 21 versus 16 a year ago and increased AlphaAppsTM paid days by 15% from 2021.
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Exited 2022 with seven field deployed EverGreenTM BESS, 15 EverGreenTM Integrated Power and Emissions Monitoring Systems and 21 high mast LED lighting systems.

Grow free cash flow by maximizing operating leverage as demand for our High Performance, High Value services continues to rebound
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Generated cash provided by operations of $237 million, representing a 70% increase over the prior year.
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Grew our active rig count by 40% in the U.S. and 30% in Canada as compared with 2021.
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Increased our daily operating margins 41% in the U.S. and 36% in Canada.
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Acquired High Arctic’s well servicing business and associated rental assets and increased our Completion and Production Services’ Adjusted EBITDA to $38 million versus $6 million in 2021
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Awarded four five-year drilling contracts in Kuwait. Our eight long-term contracts will generate steady and reliable cash flow into 2028.

Utilize free cash flow to continue strengthening our balance sheet while investing in our people, equipment, and returning capital to shareholders
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Reduced debt by $106 million.
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Returned $10 million of capital to shareholders through share repurchases.
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Reinvested $184 million into our equipment and infrastructure and disposed of non-core and underutilized assets for proceeds of $37 million.
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Hired and trained over 1,300 people new to the industry and increased our number of field coaches who conducted 155 site visits and provide over 10,000 hours of training.

2022 Highlights

Industry Conditions

With positive supply-demand fundamentals for energy, oil and natural gas commodity prices were strong in 2022 but dynamic as geopolitical issues, supply chain disruptions, inflation and climbing interest rates increased economic uncertainty. In the U.S., WTI averaged US$94.23 per barrel, an increase of 39% from 2021, and Henry Hub natural gas prices increased 75% to average US$6.51 per MMBtu.

Capital Expenditures Our capital spending for 2022 totaled $184 million and by spend category included $121 million for maintenance and infrastructure and $63 million for expansion and upgrades.

High Arctic Energy Services, Inc. Acquisition

On July 27, 2022, we acquired the well servicing business and associated rental assets of High Arctic for an aggregate purchase price of $38 million, payable in cash. The transaction provided Precision with well servicing rigs, related rental assets, ancillary support equipment, inventories and spares, and six additional operating facilities in key basins, four of which are owned.

International Drilling Contracts

On October 19, 2022, we announced Precision was awarded four drilling contracts in Kuwait, each with a five-year term and an optional one-year renewal. The contract awards are for our AC Super Triple 3000 HP rigs. During the year, Precision also signed three rig contracts in the Kingdom of Saudi Arabia to five-year contract extensions.

Technology Initiatives

As of December 31, 2022, Precision had 70 AlphaTM rigs throughout North America, a 49% increase from the beginning of 2022. Our AlphaTM rigs are fully digitally-enabled, pad-walking AC Super Triples equipped with AlphaAutomationTM and a platform to deploy AlphaAppsTM and AlphaAnalyticsTM. Up to December 31, 2022, Precision’s AlphaTM rigs drilled over 2,600 wells in the U.S. and Canada and have been fully commercialized in numerous basins since November 2019.

EverGreenTM Suite of Environmental Solutions

Precision’s EverGreenTM suite of environmental solutions encompasses the development and implementation of multiple technologies aimed at quantifying and reducing greenhouse gas emissions at the wellsite. As of December 31, 2022, Precision had seven BESS, 15 Integrated Power and Emissions Monitoring Systems and 21 high mast LED lighting systems deployed throughout North America. As of December 31, 2022, Precision also had over 60 rigs equipped with dual-fuel engines, natural gas engines and/or grid tie-in technology.

Precision Drilling Corporation 2023 Annual Information Form 5

Debt Repayments

In 2022, we repaid $106 million of debt, exceeding our debt reduction target of $75 million for the year. There were no changes to our Senior Credit Facility in 2022, with the covenant relief period for the Senior Credit Facility ceasing September 30, 2022.

Normal Course Issuer Bid

On August 29, 2022, we renewed our normal course issuer bid through the facilities of the TSX and NYSE. For the year ended December 31, 2022, we repurchased and cancelled 130,395 common shares for approximately $10 million. These repurchases were funded from cash flow and accounted for approximately 1.1% of our available public float.

Board of Directors On October 4, 2022, Lori A. Lancaster was appointed to the Board of Directors.

2021 Accomplishments

2021 Strategic Priorities	2021 Results
Grow revenue and market share through our digital leadership position
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Increased revenue by 6% as compared with 2020 as we achieved an average market share of 33% in Canada and 9% in the U.S.
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Ended the year with 47 AlphaTM rigs, a 21% increase from the beginning of the year.
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Increased our paid AlphaAutomationTM days by 123% versus the prior year.
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Expanded our commercial AlphaAppsTM to 16 versus six in 2020 and increased AlphaAppsTM paid days by more than 600% year over year.
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Negotiated a long-term supply agreement to outfit the balance of the Super Triple rig fleet with AlphaAutomationTM kits, mitigating inflationary pressures and supply chain risk.

Demonstrate operational leverage to generate free cash flow and reduce debt
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Reduced debt by $115 million, exceeding the midpoint of our targeted range.
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Ended the year with more than $530 million in available liquidity.
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Returned $4 million of capital to shareholders through share repurchases.
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Extended our debt maturities with our earliest maturity date now in 2025 as we:
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issued US$400 million of unsecured senior notes due in 2029,
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redeemed our 2023 and 2024 unsecured senior notes, and
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extended the maturity of our Senior Credit Facility to June 18, 2025.
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Disposed of non-core and underutilized assets for proceeds of $13 million, which included divesting the directional drilling assets for an ownership stake in Cathedral Energy Services Ltd. (Cathedral).

Deliver leading ESG performance to strengthen customer and stakeholder positioning
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Published our second annual Corporate Responsibility Report.
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Formed our ‘E-Team’ and ‘S-Team’ to develop and implement certain ESG strategies and tactics.
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Launched Precision’s EverGreenTM suite of environmental solutions during the year.
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Secured customer commitments to deploy three BESS in the first quarter of 2022 and expect several additional commitments by mid-2022.

2021 Highlights

Industry Conditions

In 2021, the return of global energy demand, sustained periods of strong commodity prices and the multi-year period of upstream underinvestment provided a positive backdrop for the oilfield services industry. In Canada, industry activity surpassed pre-pandemic levels as takeaway capacity continued to improve, price differentials shrank and the startup of liquified natural gas (LNG) exports progressed. In the U.S., the active rig count steadily rose throughout the year as producers looked to replenish declining drilled but uncompleted well inventories.

Environmental, Social and Governance

On July 14, 2021, we published our second annual Corporate Responsibility Report that documented our progress in ESG efforts and provided an outline of our ESG strategies, focus areas and performance.

EverGreenTM Suite of Environmental Solutions

On July 14, 2021, we announced the brand launch of our EverGreenTM suite of environmental solutions, bolstering our commitment to reduce the environmental impact of oilfield operations.

Technology Initiatives As of December 31, 2021, Precision had 47 AlphaTM rigs throughout North America, a 21% increase from the beginning of 2021.

Capital Expenditures

Our capital spending for 2021 totaled $76 million. Our capital spending by spend category included $57 million for maintenance and infrastructure and $19 million for expansion and upgrades.

6 Precision Drilling Corporation 2023 Annual Information Form

Debt Repayment and U.S. Senior Note Offering

Our 2021 targeted debt reduction range was $100 million to $125 million. We ended 2021 with a total of $115 million of debt reduction. During 2021, we redeemed and retired the outstanding amounts of our 7.75% senior notes due 2023 (2023 Notes) and 5.25% senior notes due 2024 (2024 Notes) using net proceeds from our 2029 Notes that were issued in June 2021 along with drawings on our syndicated senior credit facility (Senior Credit Facility). In June 2021, we completed a US$400 million offering of 6.875% senior unsecured notes due in 2029 (2029 Notes) in a private placement.

Directional Drilling

On July 23, 2021, we divested our directional drilling business to Cathedral for $6 million. The transaction included the sale of operating assets and personnel from our directional drilling business, including our operations facility in Nisku, Alberta.

Normal Course Issuer Bid

On August 27, 2021, we renewed our NCIB through the facilities of the TSX and NYSE. For the year ended December 31, 2021, we repurchased and cancelled 155,168 common shares for $4 million. These repurchases were funded from cash flow and accounted for approximately 1.2% of our available public float.

Canadian Emergency Wage Subsidy

On April 1, 2020, the Government of Canada announced the Canadian Emergency Wage Subsidy (CEWS) program, which subsidized a portion of employee wages for Canadian employers whose businesses had been adversely affected by the COVID-19 pandemic. The CEWS program benefited Precision and our employees throughout 2021 as it allowed us to retain a higher employment level for Canadian positions within our organization. In 2021, we recognized $24 million of CEWS program assistance that was presented as a reduction to operating and general and administrative expense of $21 million and $3 million, respectively.

Extensions and Amendments to the Senior Credit Facility

On June 18, 2021, we extended the maturity of our Senior Credit Facility’s to June 18, 2025, with US$53 million expiring on November 21, 2023. We also extended and amended certain financial covenants during the covenant relief period for the Senior Credit Facility.

Precision Drilling Corporation 2023 Annual Information Form 7

OUR BUSINESS

BUSINESS SEGMENTS OVERVIEW

We have two business segments – Contract Drilling Services and Completion and Production Services, which share business support systems and corporate and administrative services.

PRECISION DRILLING CORPORATION

CONTRACT DRILLING SERVICES

Drilling Rig Operations
Canada
U.S.
International

Rig Technology, Drilling Optimization and EverGreen™
Canada
U.S.
International

COMPLETION AND PRODUCTION SERVICES

Canada and U.S.
Service Rigs

Canada
Camps and Catering
Equipment Rentals

BUSINESS SUPPORT SYSTEMS

Sales and Marketing | Procurement and Distribution | Manufacturing | Equipment Maintenance and Certification | Engineering

CORPORATE SUPPORT

Information Systems | Health, Safety and Environment | Human Resources | Finance | Legal and Enterprise Risk Management

The following tables summarize our two business segments and the scope of our services:

CONTRACT DRILLING SERVICES

Operates our drilling rigs in Canada, the U.S. and internationally and provides onshore well drilling services to exploration and production companies in the oil, natural gas and geothermal industries.

At December 31, 2023, the segment consisted of:

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214 land drilling rigs, including:
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engineering, manufacturing and repair services, primarily for Precision’s operations
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centralized procurement, inventory, and distribution of consumable supplies for our global operations
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diverse offerings from our AlphaTM technologies including:
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wide array of offerings from our EverGreenTM suite of environmental solutions:

– 97 in Canada

– 104 in the U.S.

– 6 in Kuwait

– 4 in Kingdom of Saudi Arabia

– 2 in the Kurdistan region of Iraq

– 1 in the country of Georgia

– 75 AlphaTM rigs with commercial AlphaAutomationTM

– 26 commercial AlphaAppsTM

– deployed commercial AlphaAnalyticsTM offering

– Battery Energy Storage System (BESS) and real-time fuel/emissions monitoring capabilities currently offered across North America

– 63 rigs equipped with dual-fuel engines, natural gas engines and/or power grid tie-in technology

Canada	▪ land drilling services ▪ procurement and distribution of oilfield supplies ▪ manufacture and refurbishment of drilling and service rig equipment
U.S.	▪ land drilling services ▪ turnkey drilling services ▪ procurement and distribution of oilfield supplies ▪ manufacture and refurbishment of drilling and service rig equipment
International	▪ land drilling services

8 Precision Drilling Corporation 2023 Annual Information Form

COMPLETION AND PRODUCTION SERVICES

Providing completion, workover, and ancillary services to oil and natural gas exploration and production companies in Canada and the U.S.

At December 31, 2023, the segment consisted of:

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183 registered well completion and workover service rigs, including:
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more than 1,900 oilfield rental items, including surface storage, power generation, and solids control equipment, primarily in Canada
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102 wellsite accommodation units in Canada
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736 drill camp beds, 654 base camp beds and 3 kitchen diners in Canada

– 173 in Canada

– 10 in the U.S.

	Canada	▪ well completion and workover service rigs ▪ camp and catering services ▪ oilfield surface equipment rental ▪ wellsite accommodations
	U.S.	▪ well completion and workover service rigs

Revenue

Year ended December 31 (thousands of Canadian dollars)	2023	2022
Contract Drilling Services	$1,704,265	$1,436,134
Completion and Production Services	240,716	187,171
Inter-segment eliminations	(7,127)	(6,111)
Total revenue	$1,937,854	$1,617,194

CONTRACT DRILLING SERVICES

Precision Drilling

At the end of 2023, we had a large fleet of land drilling rigs deployed in Canada, the U.S. and internationally:

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Canada – We operate the largest fleet of land drilling rigs in the country. At year end, we were marketing 97 drilling rigs located throughout western Canada, accounting for approximately 25% of the industry’s estimated fleet of 386 land drilling rigs.
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United States – At year end, we were marketing 104 land drilling rigs, including 66 AC Super Triple rigs. Our fleet is the fifth largest in the U.S. and accounts for approximately 9% of the country’s Super-Spec land drilling rigs.
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Internationally – At year end, we were marketing 6 land drilling rigs in Kuwait, 4 in the Kingdom of Saudi Arabia, 2 in the Kurdistan region of Iraq, and 1 in the country of Georgia.

Drilling Contracts

Our contract terms are generally based on the complexity and risk of operations, on-site drilling conditions, the type of equipment used and anticipated duration of work to be performed.

Drilling contracts can be for single or multiple wells and can vary in length from a few days on shallow single-well applications to multiple-year, multiple-well drilling programs for more complex applications. Term drilling contracts typically have fixed utilization rates for a minimum of six months and usually include early termination penalties, escalating costs provisions and contract renewal options. Short-term contracts that provide drilling rigs on a well-to-well basis are typically subject to termination by the customer on short notice or with little or no penalty.

In 2023, we had an average of 62 drilling rigs (34 in the U.S., 22 in Canada and 6 internationally) working under term contracts. Utilization days from term contracts was approximately 50% of our total contract drilling utilization days for the year.

We market our drilling rigs mainly on a regional basis through sales and marketing personnel. We secure contracts to drill wells either through competitive bidding or as a result of business development efforts and negotiations with customers.

Our contracts have been carried out almost exclusively on a daywork basis. Under a daywork contract, we:

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provide a drilling rig with required personnel, and the customer supervises the drilling of the well
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charge the customer a fixed rate per day regardless of the number of days needed to drill the well
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charge the customer a fixed rate per day or a lump sum amount to mobilize the rig to the well site location, rig-up,

rig-down and demobilize the rig to a secure site, and

▪
generally, we do not bear any of the costs arising from downhole risks, underground pollution or loss of reserves.

Seasonality

Drilling and well servicing activity is affected by seasonal weather patterns and ground conditions. In Canada and the northern U.S., wet weather and the spring thaw make the ground unstable, resulting in road restrictions that may limit the movement of heavy oilfield equipment and reduce the level of drilling and well servicing activity primarily during the second quarter of the year.

In northern Canada, some drilling sites can only be accessed in the winter once the terrain is frozen, which usually begins late in the fourth quarter. Our business activity depends, in part, on the severity and duration of the winter drilling season. See Risks in our Business, starting on page 29.

Precision Drilling Corporation 2023 Annual Information Form 9

Competition

The land drilling industry is highly competitive with technology increasingly differentiating the market, as customers have transitioned away from vertical wells to more complex directional and horizontal drilling programs. These wells require higher capacity rigs, which typically include AC power, digital control systems, integrated top drives, pad walking systems, highly mechanized pipe handling, and high capacity mud pumps. These rigs have recently been referred to as Super-Spec. Consequently, the rig market has been shedding older, low-technology rigs in favour of Super-Spec rigs as they are more powerful, efficient, and better suited for horizontal wells and resource development programs. Increasingly, digital technologies and rig-based software are becoming enablers of efficiency, and as a result, are in demand from our customers.

In the U.S., the top five land drillers own approximately 85% of the rigs referred to as Super-Spec. In Canada, the top four land drillers own virtually all of these rigs.

Competitive Strategy

The core of our competitive strategy lies in our commitment to provide High Performance, High Value services to our customers. We deliver High Performance through the dedication of our passionate people bolstered by our robust business systems, cutting-edge drilling technology, quality equipment and infrastructure designed to optimize results and mitigate risks. We create High Value by prioritizing safety and sustainability, thereby reducing risks and costs to our customers while enhancing efficiency, developing our people and striving to generate superior financial returns for our investors.

In the early 1990s Precision designed and branded its Super Single rig that is ideally suited for long-term conventional heavy oil development in the oil sands and other heavy oil plays. In 2010, Precision introduced and branded its Super Triple rig, which is well suited for large pad horizontal drilling. Our Super Series fleet meets or exceeds the industry term Super-Spec that was recently adopted.

We keep customer well costs down by maximizing operating efficiency and minimizing environmental impact in several ways:

▪
using innovative and advanced drilling technology, including our AlphaTM and EverGreenTM offerings, that is efficient, reduces costs and minimizes impact on the environment
▪
having equipment that is geographically dispersed, reliable and well maintained
▪
monitoring our equipment to minimize mechanical downtime
▪
managing operations effectively to keep non-productive time to a minimum
▪
staffing well trained crews, with performance measured against defined competencies
▪
incentivizing our executives and eligible employees based on performance against safety, operational, employee retention, strategic, ESG and financial measures, and
▪
employing industry-leading alternative rig energy sources and fuel monitoring to reduce emissions and cost.

We have a footprint in all of the most active North American resource plays, including the Deep Basin, Bakken, Cardium, Duvernay, Montney, Viking, Clearwater, and other heavy oil formations in Canada and Cana Woodford, Eagle Ford, Granite Wash, Haynesville, Marcellus, Mid-Continent, Niobrara, Permian, Powder River, Rocky Mountains, Utica and Williston in the U.S.

Drilling Fleet

Our primary focus revolves around delivering efficient and cost-reducing drilling technologies that are designed to minimize environmental impact. Design innovations and technology improvements, such as multi-well pad capability and rapid mobility between wells, capture incremental time savings during the drilling process. Precision has invested over $3 billion in its drilling rig fleet since 2010, adding over 125 Super Single and Super Triple drilling rigs during the period. With one of the newest and most technically capable fleets in North America and the Middle East, Precision’s Super Series rigs have been designed for industrial-style drilling: highly efficient, mobile, safe, controllable, upgradable, and able to act as a platform for digital and emission-reducing technology delivery to the well location. Precision has completed relatively low-dollar cost upgrades over the past several years, including additions of walking systems, higher pressure and capacity mud pumps, increased torque and setback capacity, AlphaAutomationTM and AlphaAppsTM technology, EverGreenTM solutions, and most recently rig floor robotics. Precision’s Super Series drilling rig fleet meets the industrial-style drilling requirements of our customers in North America and deep, high-pressure/high-temperature drilling projects internationally. On November 8, 2023, we acquired CWC, adding seven marketed drilling rigs in Canada and 11 marketed drilling rigs in the U.S., including seven AC triple rigs. As of December 31, 2023, we had 214 rigs in our fleet including 48 Super Singles and 101 AC Super Triples.

AlphaTM Technologies

Precision is a leading provider of digital technologies that automate key processes of the drilling cycle and significantly improves the efficiency of the downhole function. We partner with various industry leaders to develop a widespread portfolio of technology offerings which include: AlphaAutomationTM, AlphaAppsTM and AlphaAnalyticsTM. To date, Precision has drilled over 3,800 wells with AlphaAutomationTM, which includes approximately 1,200 wells drilled in 2023, enhancing the performance and value of our Super Triple drilling rig fleet. As at December 31, 2023, the Company had 75 AlphaAutomationTM systems commercialized across various basins in the U.S. and Canada, which support an open platform to host multiple in-house, customer-developed or third-party applications. Precision currently has 26 commercial AlphaAppsTM and offers our AlphaAnalyticsTM data services to further enhance the value proposition of our digital offering.

10 Precision Drilling Corporation 2023 Annual Information Form

EverGreenTM Suite of Environmental Solutions

In 2021, we launched our EverGreenTM suite of environmental solutions, bolstering our commitment to reduce the environmental impact of oilfield operations. Our EverGreenTM suite of environmental solutions is comprised of EverGreenMonitoringTM, EverGreenEnergyTM and EverGreenTM Fuel Cell. We aim to provide the cleanest, most efficient and most cost-effective rig power sources for our customers through our EverGreenEnergyTM offerings, and our EverGreenMonitoringTM systems, which deliver the fuel and emissions data that allow our customers to monitor their gains in real time and track their emissions. We tested, field hardened, and implemented our BESS and fuel monitoring system in 2022. We have multiple commercial agreements in place for our EverGreenTM products as approximately 65% of our Super Triple rigs are equipped with at least one EverGreenTM solution, including 13 BESS and 26 field monitoring systems as of December 31, 2023.

International

Grey Wolf International (Grey Wolf) is our platform and market brand for our international oil and natural gas drilling market. Grey Wolf is currently active in Kuwait and the Kingdom of Saudi Arabia and continues to explore opportunities in various additional international markets. International oilfield service operations involve relatively long sales cycles with bidding periods, contract award periods and rig mobilization periods measured in months. Grey Wolf has a regional office in Dubai, United Arab Emirates.

Manufacturing

Based in Calgary, Alberta, Rostel Industries manufactures drilling rigs and equipment and refurbishes components for our drilling and service rigs as well as third-party equipment. Rostel Industries supports our vertical integration, and approximately 76% of its revenue in 2023 was related to Precision business. Having the in-house ability to repair and provide new components for our drilling and service rigs improves the efficiency and reliability of our fleets.

Oilfield Supply

Columbia Oilfield Supply in Canada and Precision Drilling Oilfield Supply in the U.S. utilize general oilfield supply warehouses that procure, package and distribute large volumes of consumable oilfield supplies for our rig sites. Our supply warehouses achieve economies of scale through bulk purchasing and standardized product selection as well as coordinated distribution to Precision rig sites. Columbia Oilfield Supply and Precision Drilling Oilfield Supply play a key role in our supply chain management. In 2023, 99% of Columbia Oilfield Supply and 100% of Precision Drilling Oilfield Supply activities supported Precision operations. These operations leverage our procurement volumes to lower costs and reduce the administrative workload for field personnel, enhancing our competitiveness.

Employees

In the oilfield services industry, the market for experienced personnel is inherently competitive due to the cyclical nature of the work, uncertainty of continuing employment, and generally higher employment rates during periods of high oil and natural gas prices and drilling activities. Our unwavering commitment to safety performance and our established reputation plays a crucial role in attracting and retaining experienced, well-trained employees, including when the industry experiences crew shortages during peak operating periods, ensuring our sustained success in a competitive landscape.

Throughout the year, we conducted ongoing assessments of our workforce, placing a strategic emphasis on the recruitment of skilled personnel to fulfill technical roles essential for advancing our drilling optimization initiatives and AlphaTM suite of technologies. In 2023, our workforce averaged 5,000 employees, reaching a peak of 5,560.

These efforts reflect our commitment to assembling a capable and proficient team to drive innovation and excellence in the deployment of cutting-edge technologies within our operations.

Bench Strength and Recruiting

We utilize proven formal procedures to retain key drilling personnel (including drillers, rig managers, and field superintendents) during reduced drilling activity periods. Drillers are often temporarily repositioned to lower positions and return as a driller once drilling activity increases. This practice allows us to meet drilling demand and retain qualified employees. We also rely on our industry-leading recruiting programs to attract new drilling personnel. Our initial recruiting focus for entry-level positions is outreach to our extensive alumni network, supplemented by job postings and other recruiting efforts that attract industry personnel as well as new people to the oilfield services industry. New drilling personnel receive intensive onboarding and training.

Technical Support Centres

We operate two contract drilling technical centres, one in Nisku, Alberta and one in Houston, Texas, and one completion and production technical centre in Red Deer, Alberta. These centres accommodate our technical service and field training groups and consolidate field support and training for our operations. The Houston and Nisku facilities have fully-functioning training rigs with the latest drilling technologies. Also, our Houston facility accommodates our rig manufacturing group. In 2023, we trained more than 4,300 people at our technical centres.

Precision Drilling Corporation 2023 Annual Information Form 11

Our Global Field Competency Program ensures that our field operations employees obtain competency levels for their current position and potential future positions. The program defines specific skills and learning pathways for certain jobs and identifies any skill gaps that an individual employee is required to remedy. The Global Field Competency Program supports our broader corporate vision and strategy by ensuring our drilling personnel provide High Performance, High Value services to our customers. In 2023, we completed over 2,000 competency assessments throughout North America.

COMPLETION AND PRODUCTION SERVICES

Precision Completion and Production Services

Precision offers a versatile fleet of service rigs for well completion, workover, abandonment, maintenance and re-entry preparation services. The fleet is strategically positioned throughout western Canada and in the northern U.S.

Well Servicing Activities

Well servicing jobs are typically of short duration and generally conducted during daylight hours, so it is important for a service rig to be close to customer demand and be able to move quickly from one site to another. Well servicing requires a unique skill set as crews must deal with the potential dangers and safety concerns of working with pressurized wellbores. Completion and workover services can take a few days to several weeks to complete depending on the depth of the well and the complexity of the completion or workover.

On November 8, 2023, we acquired CWC Energy Services Corp. The acquisition further increased the size and scale of our Canadian well servicing operations, adding 62 marketable well service rigs to our service rig fleet along with ancillary and spare equipment and operating facilities in complimentary operating basins.

At the end of 2023, Precision Well Servicing had an industry leading market share in Canada, based on operating hours, of approximately 25% of total industry operating hours. The total Canadian industry well servicing fleet average is approximately 455 service rigs. Our fleet of 173 service rigs is the largest in western Canada. Precision has an additional 231 well completion and workover service rigs in Canada that are not registered with the industry association.

In 2023, Precision Completion and Production Services operated 10 service rigs in the United States.

Service Rig Fleet

The table below shows the configuration of Precision’s marketed well servicing fleet in Canada, as at December 31, 2023. The fleet’s operating features are detailed on our website.

Type of Service Rig	Size/Capability	Total
Mobile Rigs
▪ Highly mobile, efficient rig up and rig down, minimal surface disturbance, freestanding design eliminates anchoring	Single	96
	Double	67
	Slant	10
Total[1]		173

1Does not include 231 additional service rigs in Canada that are not registered with the Canadian Association of Energy Contractors (CAOEC).

Service Rig Activities

Well servicing operations have two distinct functions – workovers and abandonments, and completions. The demand for completion services is generally more volatile than for workover services.

Of our total oil and natural gas well service rig activity in Canada in 2023:

▪
workovers and abandonments accounted for approximately 89%, and
▪
completions accounted for approximately 11%.

Workovers and Abandonments – Workover services are generally provided according to customer preventive maintenance schedules or on a call-out basis when a well needs major repairs or modifications. Workover services generally involve remedial work such as repairing or replacing equipment in the well, enhancing production, re-completing a new producing zone, recovering lost equipment or abandoning the well.

Producing oil and natural gas wells generally require some type of workover or maintenance during their life cycle. The demand for production or workover services is based on the total number of existing active wells and their age and producing characteristics.

Completions – Customers often contract a specialized service rig to take over from a larger, more expensive drilling rig to prepare a newly drilled well for initial production. The service rig and crew work jointly with other services to open and stimulate the wellbore producing zones for initial production.

The demand for well completion services is generally related to the level of drilling activity in a region.

12 Precision Drilling Corporation 2023 Annual Information Form

Precision Rentals

Precision Rentals provides more than 1,900 pieces of oilfield rental equipment for rental to customers from three operating centres and 12 stocking points throughout western Canada, supported by a technical service centre in central Alberta.

Precision Rentals has four distinct product categories:

▪
surface equipment (including environmental invert drilling mud storage, hydraulic fracturing fluid storage, production tanks and other fluid handling equipment)
▪
wellsite accommodations (fully equipped units that provide on-site office and lodging for field personnel)
▪
power generation equipment, and
▪
solids control equipment.

Precision Camp Services

Precision Camp Services provides food and accommodation to personnel working at remote locations in western Canada. At the end of 2023, Precision Camp Services had 32 drill camps and base camp dormitories along with kitchen or diners to accommodate 614 people in western Canada. Each drill camp includes six building units that typically accommodate 20 to 25 rig crew members and other personnel.

Precision Camp Services has also configured several camps and dormitories to provide housing and meals for base camps with up to 500 personnel on separate major projects in western Canada. As the oil and natural gas industry searches for new reserves in more remote locations, crews need to stay near the worksite, often in camps, throughout the duration of a drilling program. Precision Camp Services serves Precision and other companies in the oil and natural gas sector and, from time to time, other industries operating in remote locations.

Precision Drilling Corporation 2023 Annual Information Form 13

CORPORATE RESPONSIBILITY

ESG in All We Do

In 2023, we remained steadfast in our commitment to prioritize key Environmental, Social, and Governance (ESG) aspects identified as material to Precision through our 2020 materiality assessment. We remain dedicated to adopting proactive and sustainable means to ensure ESG is accounted for in all that we do. Our “E” (Environmental) and “S” (Social) teams, comprised of high-performing employees from throughout the organization, work collaboratively to drive environmental and social initiatives.

In 2023, we transitioned the ESG highlights shared in our annual Corporate Responsibility Report onto our website, where the information represents not just a single snapshot of the year, but portrays a frequently updated view of our ESG efforts.

The expansion of our Short-Term Incentive Plan (STIP) goals in 2021 to include ESG goals beyond health, safety, and environmental (HSE) targets, highlighted our focus on accelerating the evaluation, testing, implementation, and commercialization of several lower-carbon energy sources, monitoring systems, and energy-efficient equipment substitutions and modifications. In 2023, we expanded further on those goals, by including social and governance qualitative and initiative-based metrics, creating an even stronger incentive for our employees to contribute toward these efforts. We exceeded the targeted metrics in 2023, resulting in even greater environmental and associated financial gains for us and for our customers.

Our Board plays a pivotal role in overseeing the Corporation’s commitment to ESG. This oversight encompasses the formulation of approaches, strategic planning, performance evaluation, monitoring processes, and disclosure practices. Annually, the Board conducts a thorough review of both Board and committee charters, ensuring alignment with sustainability objectives. Additionally, the Board receives quarterly reports detailing ESG mapping, materiality assessments, and a comprehensive analysis of ESG-related risks.

In 2024, we will continue to share our Corporate Responsibility highlights on our website. We have maintained our alignment with Sustainability Accounting Standards Board (SASB) and Task Force on Climate Related Financial Disclosures (TCFD) frameworks and will continue to publish ESG performance data for the preceding year. For more detailed information on our ESG efforts, please visit our website.

Our Commitment to Corporate Responsibility

In 2023, we continued to deliver on our multi-year corporate responsibility strategy by developing and completing the following initiatives:

▪
disclosing Greenhouse Gas (GHG) emissions data, including Scope 1 and Scope 2 emissions
▪
expanded the impact of our “E” and “S” teams to drive intentional environmental and social efforts across the organization and with our customers
▪
further expanded the ESG goals in our STIP scorecard to incentivize innovation within our own organization and with our customers
▪
increased investment in the EverGreenTM product line, growing and differentiating our products and technologies aimed at reducing environmental impact
▪
partnered with our customers to mobilize 11 additional independent emissions monitoring or reduction systems
▪
conducted our search for a third female director for Precision's Board that will stand for election as a nominated director at Precision's 2024 Annual Meeting of Shareholders
▪
continued expansion and development of relationships with Indigenous Groups, actively participating in collaborative initiatives and offering training opportunities
▪
published our Human Rights Policy and strengthened our supply chain procedures to ensure full compliance with the Forced Labour and Child Labour Act in Canada
▪
continued our long-term strategic alliance with Shock Trauma Air Rescue Services (STARS) in Canada and collaborated with multiple non-profit and industry organizations across North America
▪
increased employee volunteer hours year over year
▪
continued an ongoing formal remote work program for our office-based employees
▪
conducted ransomware drills, identifying and mitigating potential challenges to our response processes, and
▪
continued our summer internship program, employing 51 interns from 28 universities.

14 Precision Drilling Corporation 2023 Annual Information Form

ESG Materiality

In accordance with our 2020 materiality study, the following areas remain our focus for 2023.

ENVIRONMENTAL

Target Zero and Climate Change Stewardship

Our Health, Safety and Environmental strategy continues to guide us toward Target Zero – which is our commitment to minimize any occupational injuries, illnesses and environmental harm from our footprint while conducting business. We recognize climate change is an important global risk and we actively monitor developments that have the potential to impact our business, our customers, and the environment.

We publicly disclose emissions associated with our direct operations and those we conduct on behalf of our customers. This data is being used to identify opportunities to reduce emissions through efficiency gains, alternate forms of energy, and hydrocarbon fuel use reductions across all operations.

While many operational decisions are still within the control of our customers, we continue to commit a significant amount of our internal resources to develop technology to ensure that the safest and most environmentally friendly drilling options are also the best financial options for our customers. In 2023, this focus facilitated the continued increase in adoption of our AlphaTM technologies and our EverGreenTM suite of environmental solutions such as BESS and real-time fuel consumption and emissions monitoring equipment.

Environmental goals were expanded significantly for 2023, with challenging targets laid out for our operations, technical, and marketing teams. These included:

STIP Target Area	Results
Deploy GHG emission monitoring / quantification systems	11 Integrated Power & Emissions Fuel Monitoring Systems (Monitoring Systems) deployed in the field, including real-time monitoring dashboards
Implement lower carbon / premium green power systems or technologies	50 lower carbon power systems and technologies deployed in the field, with additional systems contracted for deployment in 2024
Initiate environmental initiatives targeting Company facilities, fleet, or controlled operations	Currently in assessment phase of LED lighting projects for three facilities to reduce energy consumption
Commercialize new low carbon / premium green power systems or technologies	2 systems deployed in the field, Maestro Engine Management System and EverGreenTM Highline Power Package

EverGreenTM Suite of Environmental Solutions

Precision’s EverGreenTM suite of environmental solutions was launched in 2021, differentiating new and existing products specifically aimed at quantifying and reducing the environmental impact of drilling operations at the wellsite.

As part of our EverGreenTM product line, our BESS has now been field hardened and proven to provide significant reductions in hydrocarbon fuel use, and in turn a similar reduction in emissions and fuel cost. A successful launch of this technology in 2021 quickly expanded and we had 13 BESS deployed as of December 31, 2023. Further BESS deployments are scheduled for customer implementation throughout 2024.

We also saw significant adoption of our Monitoring Systems, a part of our EverGreenTM product line, which is capable of measuring and communicating real-time wellsite GHG emissions. 11 Monitoring Systems were installed in 2023, with additional units scheduled to come online throughout 2024. These Monitoring Systems provide us and our customers with real-time insight into the correlation between power demand, fuel consumption, and resulting GHG emissions throughout the well construction process, and allow capture and analysis of this data across different rigs, well profiles, engine types, and geographic areas. This knowledge source is meaningful to help improve both our and our customers’ understanding of the variability of land drilling GHG emissions and help operate power generating equipment with optimal fuel consumption and carbon footprint efficiency.

Precision Drilling Corporation 2023 Annual Information Form 15

SOCIAL

Our Corporate Culture

We are committed to cultivating a work environment where employees feel safe, respected, and valued. We recognize the importance of building a culture that will provide us with a competitive advantage over not only our direct peers in the oilfield services industry but also other employers in the areas where we operate. To fortify our culture, the “S” Team which is comprised of a team of our employees from around the globe, surveys our population of employees and brings a wide range of ideas and perspectives for our senior management team and the Board to assess and take action, when necessary.

Our Board actively champions a collaborative and transparent culture fostering an atmosphere where employees are encouraged to express their thoughts freely, and management actively listens to feedback. To gauge and enhance our organizational culture, we regularly conduct focus groups and launch Leadership and Culture surveys with our employees in the field and in our corporate offices. The insights gathered from these surveys are invaluable in understanding our strengths and identifying areas for improvement. Subsequently, we synthesize this information, formulate action plans, and share the feedback with the Board, reinforcing our commitment to continuous improvement and an inclusive workplace.

Our Core Values and Key Beliefs

Our Core Values and Key Beliefs (which can be accessed on our website) successfully promote a culture of integrity and accountability. Our Core Values drive our culture, as they are foundational to how we approach our business. From the top down, the commitment to these values helps ensure we are moving in the right direction with a ‘Down to Earth’ common sense purpose among our employees. Our Key Beliefs are fundamental to how we operate our business every day. They are how we want our employees to act, interact, and be perceived. By creating a feeling of personal ownership and a culture of hard work, innovation and productivity, our Core Values and Key Beliefs encourage an environment that brings out the best in everyone.

Employee Safety and Training

Employee safety is embedded in all that we do at Precision, from job planning and change management to the critical task assessments and safety observations our employees perform every day. We deliver High Performance, High Value service to our customers without compromising the health and safety of our employees or those in the communities where we work.

Precision’s commitment to providing industry-leading comprehensive training and development to our employees can be seen through the extensive instructor-led and virtual courses as well as face-to-face coaching. In 2023, over 63,000 employee training hours were focused on Precision’s culture, rig roles and responsibilities, well control, tools and equipment, HSE standards, leadership and communication at one of our two world-class training facilities, located in Nisku, Alberta and Houston, Texas. Additionally, we increased our rig-site training in the second half of 2023 with over 10,000 employee training hours during 372 rig visits.

A specific focus on new employee development is driven through our Short-Service Employee (SSE) program, which is catered to rig-based employees with low levels of experience to ensure they are well-positioned for long-term success at Precision. During the first six months with Precision, these employees are paired with a mentor and put through various tasks under supervision to ensure they adapt to our culture, develop a safety-first mentality, and enable them to perform their duties to the best of their ability. In 2023, we dedicated over 15,000 SSE-specific training hours to approximately 990 employees who were new to the industry.

Employee Wellness

At Precision, we prioritize the well-being of our employees by providing them with comprehensive tools and support to care for both their mental and physical health. Precision offers competitive benefit packages to all eligible employees throughout the organization, including health, vision, and dental plans. We also offer a multitude of formal programs to assist employees in achieving physical, mental, and financial well-being, including our Employee Assistance Program that provides confidential counseling for personal issues, financial planning resources, beneficiary financial counseling, will preparation, and legal assistance, and telemedicine services to support our employee population located in areas with lesser access to healthcare services.

Diversity, Equity and Inclusion

Employee Diversity, Equity and Inclusion

Delivering strong operational and financial results in today’s environment requires the expertise and positive contributions of every member of the Precision Team. Committed to harnessing a diverse range of thoughts, experiences, and points of view; we actively cultivate an inclusive workplace where every employee's unique perspective complements our strategy and decision-making processes. Precision is an inclusive workplace that strives to be free of discrimination, harassment, workplace violence, and retaliation. Our diversity, equity and inclusion policy (Diversity Policy) prohibits discrimination of any kind and promotes diversity and inclusivity among our employees, management, and the Board.

Each year our employees are required to participate in and complete our Diversity, Equity, and Inclusion, and Harassment, Discrimination and Workplace Violence courses. In 2023, approximately 4,800 employees across the globe completed these

16 Precision Drilling Corporation 2023 Annual Information Form

courses. This commitment underscores our dedication to creating a workplace where all individuals can thrive and contribute their best to our collective success.

Management Diversity

Recognizing the integral role that diversity plays in sustaining our competitive advantage, Precision places a strategic emphasis on increasing diversity at the management level.

The executive leadership team reviews the talent pool regularly and considers the individual’s development, industry experience, background and race and gender representation, as well as other factors before recommending executive appointments to the Board for approval. The Board also considers the representation of women and other diversity factors in executive positions when reviewing the management succession plan and approving executive appointments. We do not have specific gender targets for management as we believe the skills, qualifications and attributes of the candidate and the needs of the organization are paramount.

Currently, 20% (one out of five) of our executive officers are female and 60% (three out of five) of our executive team self-identify as a Diverse Persons(1).

Board Diversity

When recruiting new directors, the CGNRC meticulously evaluates our vision and business strategy, the skills and competencies of the current directors, gaps in Board skills, and the attributes, knowledge and experience new directors should have to enhance our business plan and strategies. The CGNRC also considers diversity as part of this process, including the level of female representation on the Board. When assessing Board composition or identifying suitable candidates for appointment to the Board, the CGNRC will include a slate of Diverse Persons(1) for all open Board seats.

Currently, 25% (two out of eight) of our Board members are female and 63% (five out of eight) of our Board members self-identify as a Diverse Persons(1).

Position Title	Total Number	Number of Women	% of Women	Number of Diverse Persons(1)	% of Diverse Persons(1)
Board of Directors(2)	8	2	25%	5	63%
Executive Officers(3)	5	1	20%	3	60%

Notes:

(1)
A Diverse Persons includes directors or executives that have self-identified into one or more of the following categories: Racialized Person, Female, LGBTQ2S+, disability and indigenous people (First Nations, Inuit, or Metis). Racialized is derived by the Ontario Human Rights Commission from the concept of “visible minority” defined as person other than Aboriginal Peoples, who are non-Caucasian in race or non-white in color. We have defined 'Disability’ as a person with a physical or mental condition that is permanent, ongoing, episodic or of some persistence, and is a substantial or significant limit on an individual's ability to carry out some of life’s important functions or activities, such as employment.
(2)
Board of Directors currently includes seven independent Board members and the President and Chief Executive Officer.
(3)
Executive Officers includes the Chief Financial Officer, President, North American Drilling, Chief Administrative Officer, Chief Legal and Compliance Officer, and Chief Technology Officer.

The Board remains committed to recruiting a third female director to serve on Precision's Board and achieving 30% female representation on the Board as set out in our Diversity Policy. Upon Shareholders’ approval of our nominated slate of directors at our 2024 Annual Meeting of Shareholders, we will fulfill this commitment. To read more about our nominated slate of directors, please refer to our 2024 Management Information Circular.

Reporting and Accountability

Our Human Resources department reviews the structure, size, pay equity and composition of our workforce annually and prepares a report for the Chief Administrative Officer and the Chief Executive Officer. Similarly, the executive leadership team meets regularly to assess its optimum composition, and annually provides a report to the CGNRC.

Talent Management

As an industry leader, we are committed to attracting, recruiting and retaining high-performing, Passionate People at every level of our Company. Precision has developed a strong recruitment marketing strategy both in the field and for our corporate support roles, using standard recruitment practices, grassroots efforts and social media applications. We believe that our pay and benefits remain competitive and engages our employees. We have implemented systems and processes that help us execute our talent management strategy to maintain a well-trained, highly competent, and capable talent pool, both in the field and corporate positions with a broad range of business experience throughout market cycles.

University Internship Programs

During 2023, Precision initiated industry exposure efforts by broadening students’ technical education and familiarity with our industry through Career Days. Every year, Precision hosts students from universities and trade schools in our Intern Program. In 2023, we hosted 51 interns from over 28 universities working in Canada and the U.S., with nationalities represented from North and South America, Western and Southern Africa, Southeast Asia, and Northern Europe. We believe our Intern Program provides an important talent pool for our future permanent hires and provides participants with practical experience that cannot be obtained in the classroom and is an excellent introduction to the industry in which we operate.

Precision Drilling Corporation 2023 Annual Information Form 17

Community and Industry Engagement

We are proud to invest in causes that are important to our employees, customers, and the communities where we operate. Throughout 2023, our “PD Cares” corporate giving program contributed to several exceptional health and human services organizations and youth programs.

For over 30 years, one of our proudest partnerships in Canada has been with the STARS Foundation which provides rapid and specialized emergency care and transportation for critically ill and injured patients. STARS operates 24/7 bases in Calgary, Edmonton, Grande Prairie, Regina, Saskatoon, and Winnipeg which are well aligned to provide critical support to remote field operations and employees both on and off the job residing across Western Canada.

In addition to this long-standing partnership, in 2023, Precision employees donated their time and resources to many great organizations, including Camp Kindle, Habitat for Humanity, AutismSpeaks, Alberta Cancer Foundation, City of Houston Parks, Houston Livestock Show and Rodeo, National MS Society, Texas Children’s Hospital, Inn from the Cold, and EvenStart Calgary.

Our commitment to the energy industry is evidenced by our participation in several non-profit organizations, such as the Canadian Association of Energy Contractors (CAOEC), International Association of Drilling Contractors (IADC), Business Council of Alberta, the Modern Miracle Network, the Fraser Institute and Enserva.

Indigenous Relationships

Precision recognizes the history and diversity of Indigenous peoples. Our relationships help create opportunities and deliver outcomes beneficial to our Indigenous partners, the communities in which we all live, and our customers. Precision strives to support local Indigenous communities through ongoing engagement, employment, and mutually beneficial business opportunities. Precision currently has several successful business relationships with Indigenous nations across Western Canada, including joint ventures, collaboration, and benefits agreements. In 2023, we also formalized our Indigenous Relations Policy to acknowledge Precision's commitment to upholding the rights of Indigenous Groups, both in our global operations and within our workplace.

GOVERNANCE

Corporate Governance, Ethics & Compliance

As we strive for sustainable operations, we actively pursue financial, environmental, and social responsibility. Our actions are consistently guided by our Core Values, Key Beliefs, and strong corporate governance principles. We remain committed to ethical behavior through our Code of Business Conduct and Ethics (the Code), along with our comprehensive employment policies and practices. The Board and our external and internal auditors provide oversight and ensure compliance throughout our organization. To maintain the trust of our stakeholders, we promote Board independence, proactively engage with shareholders, assess risk management and uphold principles of ethics and integrity.

Governance Guidelines

Our Corporate Governance Guidelines outline the composition, structure, procedures, and policies that guide our Board. These guidelines undergo an annual review and serve as a guidepost for the Board. Topics pertaining to corporate citizenship, governance and sustainability are also routinely reviewed at meetings of the Board and its committees.

Our Code of Business Conduct and Ethics

At the core of our business practices lies a commitment to ethical behavior. Our Code ensures every director, executive officer, manager, employee, and contractor is aware of Precision’s values. The full text of the Code is available on the Corporate Governance section of our website.

We have a robust, proven corporate governance system that is effective in ensuring a transparent culture. It allows for ethical issues to be reported, assessed, and resolved in a timely manner. This system employs a strong body of policies, enforcement mechanisms and a closed-loop resolution process of issues that are reported.

The Code addresses the following key areas, among others:

▪
financial reporting and accountability
▪
maintaining confidentiality
▪
avoiding conflicts of interest
▪
complying with laws and regulations
▪
safeguarding corporate assets
▪
reporting illegal or unethical behavior
▪ human rights ▪ disclosure ▪ anti-retaliation ▪ data and privacy security ▪ bribery and corruption, and ▪ harassment and discrimination

Annually, each director, executive officer, manager, and employee is required to confirm their understanding and commitment to abide by the Code. Additionally, members of the senior management team must also certify quarterly whether they are aware of any breaches of the Code. Comprehensive in-person and online training sessions are conducted annually for all permanent employees, covering various topics related to business conduct and ethics.

18 Precision Drilling Corporation 2023 Annual Information Form

PD EthicsLine

The PD EthicsLine is available for anyone within or outside of Precision, offering a confidential and anonymous platform to report any suspected illegal or unethical conduct or breach of our policies. With the oversight of the Audit and HRCC Committees, there were no ethics incidents in 2023 that required disclosure and 100% of the issues reported through the PD EthicsLine were reviewed and resolved. An independent third party operates the PD EthicsLine and notifies the Chief Compliance Officer (CCO) immediately upon receiving a complaint.

Internal Policies

We take proactive measures to ensure our workforce and the Board understand their obligations to uphold our standards and the law when it comes to ethics and compliance. In addition to our Code, we have developed internal corporate policies to guide our directors, officers, and employees in meeting our standards and fulfilling our responsibilities to our shareholders, governmental and regulatory authorities, business partners and each other. The following are some of our internal policies that we have put in place to ensure compliance and to reflect our current business practices:

▪ Human Rights ▪ Anti-Bribery and Anti-Corruption ▪ International Trade - Sanctions ▪ Insider Trading ▪ Privacy ▪ Compensation Recoupment (Clawback)	▪ Avoiding Conflicts of Interest ▪ Public Policy & Lobbying ▪ Diversity, Equity and Inclusion ▪ Harassment, Discrimination and Workplace Violence ▪ Indigenous Relations, and ▪ Artificial Intelligence

Clawbacks

Our senior leadership team is held accountable for their decisions. As such, we have designed our compensation plan so any consequences stemming from our policies, employment agreements and incentive plans align with Precision’s best interests.

Our Clawback Policy entitles us to recoup some, or all, incentive compensation awarded or paid to our senior leadership team, including our Chief Executive Officer, both past and present, if:

▪
there was a restatement of our financial statements for a fiscal year or fiscal quarter when they were with Precision
▪
there was an error in calculating executive compensation during their time with Precision, or
▪
the member of the senior leadership team engaged in misconduct, including fraud, non-compliance with applicable laws and any act or omission that would entitle an employee to be terminated for cause.

The Clawback Policy applies to all forms of incentive awards including bonuses, restricted share units, performance share units and stock options.

In addition to our Clawback Policy, in 2023 we introduced a NYSE-compliant compensation recoupment policy, which provides that in the event of a financial restatement, we must recoup incentive-based compensation received by executive officers, subject to limited exceptions.

Human Rights

In 2024, the Board approved our first report under Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act. Our new processes reinforce our commitment to supply chain transparency, requiring our vendors to go through a rigorous accreditation process, crafted to assess possible modern slavery concerns. Additionally, we are proud to announce the adoption of a new Human Rights policy, a fundamental step in promoting human rights within our organization and in our interactions with partners all over the world. This policy extends throughout our supply chain, actively working to minimize instances of forced and child labor.

Enterprise Risk Management and Sustainability

Precision employs a comprehensive Enterprise Risk Management (ERM) program that proactively assesses material risks to the organization and manages several robust mitigation strategies. This continuous and forward-looking ERM process evaluates enterprise-level risks that impact the organization’s operations. The Company’s designated Risk Committee manages an internally developed Risk Matrix that outlines all identified material risks to the organization and their resulting compounding effects on other related challenges. The Board performs a timely review of all risk related matters, including an assessment of the Company’s internal Risk Matrix. Quarterly updates from the delegated internal Risk Committee and the Chair of CGNRC further enhance the Board's oversight and understanding of the organization's risk landscape.

Precision Drilling Corporation 2023 Annual Information Form 19

We acknowledge the Company’s various sustainability-related responsibilities when managing the ERM function. Precision continuously monitors various risks related to its ESG performance, specifically identifying several risks and mitigation opportunities for the following:

▪
Environmental impacts, including climate change, air and water pollution and energy efficiency
▪
Social factors addressing corporate culture, inclusiveness, and our world-class safety program, and
▪
Governance controls throughout the organization to ensure ethical conduct and transparency.

Corporate Governance Material Available on Our Website

Information related to the corporate governance of Precision is available on the Corporate Governance section of our website, including:

▪ Board of Directors Charter ▪ Audit Committee Charter ▪ HRCC Charter ▪ CGNRC Charter	▪ Corporate Bylaws ▪ Code of Business Conduct and Ethics ▪ PD EthicsLine, and ▪ Policy on Majority Voting

ESG Board Oversight and Feedback

Our Board is engaged in overseeing our business strategies and related risks and opportunities, which includes all material ESG topics. Our committee structure facilitates oversight of issues that impact many areas of our business, including ESG. Annually, our Board reviews our Corporate Responsibility strategy, and every quarter management updates the HSE and Corporate Responsibility Council and the Board on our ESG initiatives and performance.

We believe in fostering a feedback-rich culture and encourage ongoing engagement with our employees, shareholders, and other stakeholders. Feel free to reach out and share your feedback by contacting us at investorrelations@precisiondrilling.com with your feedback.

More detailed information regarding our ESG efforts can be found on our website at www.precisiondrilling.com/esg.

20 Precision Drilling Corporation 2023 Annual Information Form

CAPITAL STRUCTURE

COMMON SHARES

We can issue an unlimited number of common shares. At December 31, 2023, there were 14,336,539 common shares issued and outstanding.

The Board holds an annual meeting of common shareholders to elect the directors and appoint the auditors, among other things. It can convene a special meeting of shareholders at any time and for any reason.

Only shareholders of record can attend and vote at shareholder meetings. They can vote in person or by proxy, and their proxyholder does not need to be a shareholder. Each common share entitles the holder to one vote.

Common shareholders have the right to receive dividends as and when declared by the Board. They also have the right to receive our remaining property and assets if Precision is wound up, subject to the prior rights and privileges attached to our other classes of shares.

Market for Securities

The table below summarizes the trading activity for our common shares in 2023 and the monthly high and low price for our shares. Our common shares trade on the TSX under the symbol PD and on the NYSE under the symbol PDS.

		TSX (PD)			NYSE (PDS)
	High ($)	Low ($)	Volume	High (US$)	Low (US$)	Volume
January	114.50	95.64	1,598,426	85.50	70.32	1,179,285
February	103.87	75.38	3,277,058	78.29	55.57	1,878,790
March	82.15	62.15	3,034,768	60.28	45.22	1,604,150
April	72.36	67.15	1,994,234	53.93	49.56	1,341,263
May	65.68	57.16	1,827,409	48.64	42.07	1,209,547
June	64.67	58.78	1,244,636	48.75	43.70	995,732
July	87.57	63.87	1,826,048	66.46	47.77	1,466,930
August	90.45	85.46	1,751,756	67.21	64.01	1,155,632
September	97.92	90.20	1,589,231	72.59	66.75	1,291,466
October	85.98	79.96	1,940,437	63.05	57.81	2,268,185
November	82.62	77.04	2,080,903	60.26	56.33	1,937,801
December	78.10	67.68	1,472,988	57.77	49.73	1,546,754

For information in respect of incentive awards to purchase common shares and common shares issuable upon exercise of awards, see the Share Based Compensation note to the 2023 audited Consolidated Financial Statements, which is incorporated by reference into this Annual Information Form and available on SEDAR+ at www.sedarplus.ca.

Dividends

Subject to compliance with the Senior Credit Facility and the indentures governing our unsecured senior notes, the declaration and payment of future dividends, if any, and the amount of any dividends, will be in the sole discretion of our Board based on various factors and conditions from time to time, which may include our financial results, operations, outlook for commodity prices, future capital requirements and the satisfaction of the liquidity and solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

Our Senior Credit Facility allows the payment of dividends as long as no default or event of default has occurred and if our pro forma senior net leverage ratio (as defined in the credit agreement) is less than or equal to 1.75:1.

The Senior Notes Indentures (as defined below) each contain a restricted payments covenant that limits our ability to make payments in the nature of dividends, distributions and for share repurchases, unless otherwise permitted by the applicable indenture. The restricted payments basket grows from a starting point of October 1, 2018 for the 2026 Notes and July 1, 2021 for the 2029 Notes, by, among other things, 50% of cumulative consolidated net earnings, and decreases by 100% of cumulative consolidated net losses as defined in the Senior Note Indentures, and cumulative payments made to shareholders. During 2023, pursuant to the Senior Note Indentures, Precision used its available general restricted payments basket to facilitate the repurchase and cancellation of its common shares.

Based on our consolidated financial results as of December 31, 2023, the relevant restricted payments basket was negative $91 million, which limits our ability to declare and make dividend payments or share repurchases until the governing restricted payments basket becomes positive.

Normal Course Issuer Bid

On August 27, 2019, we implemented a NCIB through the facilities of the TSX and NYSE. We renewed the NCIB on August 27, 2020, August 27, 2021, August 29, 2022 and September 19, 2023. The NCIB allows us to buy back up to 1,326,321 million common shares, representing 10% of our public float, by September 18, 2024. For the year ended December 31, 2023, Precision

Precision Drilling Corporation 2023 Annual Information Form 21

repurchased and cancelled 412,623 common shares for approximately $30 million. These repurchases were funded from cash flow and account for 3% of Precision’s available public float.

Shareholder Rights Plan

On June 1, 2010, unitholders of Precision adopted a shareholder rights plan, simultaneously with the approval of the plan of arrangement to convert Precision Drilling Trust to a corporate structure. Precision shareholders confirmed the continuation of and revisions to the plan at the 2013, 2016, 2019 and 2022 annual and special meetings of shareholders.

The plan is designed to protect the rights of all shareholders and maximize value if there is ever a take-over bid for Precision. Take-over bids can be coercive or discriminatory, or initiated at a time when it may be difficult for the Board to prepare an adequate response.

Our shareholder rights plan discourages these kinds of offers by creating potential significant dilution to the offeror by issuing contingent rights to all our shareholders to acquire additional Precision shares at a significant discount to the prevailing market price that could, in certain circumstances, be exercised by all our shareholders other than the offeror and its associates, affiliates and joint actors.

An offeror can avoid the potential dilution by making an offer that either:

▪
qualifies as a permitted bid under our shareholder rights plan and therefore meets certain specified conditions (including a minimum deposit period of 105 days) and aims to ensure all shareholders are treated equally, or
▪
does not qualify as a permitted bid but is negotiated with us and is exempted from the shareholder rights plan because the offer can be bargained for agreed terms and conditions that we believe are in the best interests of Precision shareholders.

Term and Expiration

Our Shareholder Rights Plan expires on the Expiration Time, which is defined as the earlier of (i) the date the Rights (as defined below) are redeemed (the Termination Time) or (ii) the termination of the annual meeting of Precision shareholders in the year 2025.

Issue of Rights

Under our Shareholder Rights Plan agreement with Computershare Trust Company of Canada (Computershare) as our rights agent, we issued one right (Right) for each Precision common share that was outstanding at the close of business June 2, 2010, the effective date of our shareholder rights plan (the Effective Date), and one right for each additional common share that was issued after that date, subject to the terms and conditions of the plan.

Issuing Rights is not dilutive and will not affect reported earnings or cash flow per Precision share unless the Rights separate from the underlying Precision shares for which they were issued and become exercisable or are exercised.

Issuing Rights will also not change the way Precision shareholders currently trade their Precision shares and is not intended to interfere with Precision’s ability to undertake equity offerings in the future.

Rights Exercise Privilege

The Rights will be separate from our shares, unless delayed by the Board, and will be exercisable 10 trading days (the Separation Time) after a person has acquired, or commenced a take-over bid to acquire, 20% or more of our shares, other than by an acquisition pursuant to a take-over bid permitted by our shareholder rights plan (a Permitted Bid). The acquisition by any person (an Acquiring Person) of 20% or more of our shares, other than by way of a Permitted Bid, is referred to as a Flip-in Event. Any Rights held by an Acquiring Person will become void if a Flip-in Event occurs.

Each Right (other than those held by an Acquiring Person) entitles its holder to purchase additional Precision shares at a substantial discount to their prevailing market price at that time.

Permitted Bid Requirements

A take-over bid must meet the following requirements to qualify as a Permitted Bid:

▪
the bid must be made by way of a formal take-over bid circular under applicable securities legislation
▪
the bid must be made to all registered holders of Precision shares (other than the offeror)
▪
the bid must be subject to irrevocable and unqualified provisions that:
▪
the bid will remain open for acceptance for at least 105 days from the date of the bid (or a shorter period as permitted by National Instrument 62-104)
▪
the bid will be subject to a minimum tender condition of more than 50% of the Precision shares held by independent shareholders
▪
shares may be deposited to the bid at any time from the date of the bid until the date the shares may be taken up and paid for and shares may be withdrawn until taken up and paid for, and
▪
the bid will be extended for at least 10 days if more than 50% of the Precision shares held by independent shareholders are deposited to the bid (and the offeror shall make a public announcement of that fact).

22 Precision Drilling Corporation 2023 Annual Information Form

A competing take-over bid that is made while a Permitted Bid is outstanding and satisfies all the criteria for Permitted Bid status, except that it may expire on the same date (which may be less than 105 days after the bid has started) as the Permitted Bid that is outstanding, will be considered to be a Permitted Bid for the purpose of our shareholder rights plan.

Permitted Lock-up Agreement

A person will not become an Acquiring Person when entering into an agreement (a Permitted Lock-Up Agreement) with a Precision shareholder where the Precision shareholder (the Locked-Up Person) agrees to deposit or tender its Precision shares to a take-over bid (the Lock-Up Bid) made by that person, provided the agreement meets certain requirements, including that:

▪
the terms of the agreement are publicly disclosed, and a copy is publicly available
▪
the Locked-Up Person can terminate its obligation under the agreement in order to tender its Precision shares to another take-over bid or transaction where:
▪
the offer price or value of the consideration payable is (A) greater than the price or value of the minimum, which cannot be more than 107% of the offer price under the Lock-Up Bid or (B) equal to or greater than a specified minimum, which cannot be more than 107% of the offer price under the Lock-Up Bid
▪
if less than 100% of the number of outstanding Precision shares held by independent shareholders are offered to be purchased under the Lock-Up Bid, the number of Precision shares offered to be purchased under another take-over bid or transaction (at an offer price not lower than pursuant to the Lock-Up Bid) is (A) greater than the number offered to be purchased under the Lock-Up Bid or (B) equal to or greater than a specified number, which cannot be more than 107% of the number offered to be purchased under the Lock-Up Bid, and
▪
if the Locked-Up Person fails to deposit its Precision shares to the Lock-Up Bid, no break fees or other penalties that exceed, in the aggregate, the greater of (A) 2.5% of the price or value of the consideration payable under the Lock-Up Bid and (B) 50% of the increase in consideration resulting from another take-over bid or transaction, shall be payable by the Locked-Up Person.

Certificates and Transferability

Before the Separation Time, a legend imprinted on Precision share certificates representing Precision shares issued after the Effective Date will serve as proof of the Rights. Rights will trade together with, and may not be transferred separately from, the Precision shares.

As of Separation Time, separated certificates will serve as proof of the Rights. Rights may be transferred separately from the Precision shares.

Waiver

The Board, acting in good faith, may, before a Flip-In Event occurs, waive the application of our shareholder rights plan to a particular Flip-In Event where the take-over bid is made by a take-over bid circular to all holders of our shares. If the Board exercises its power to waive one take-over bid, the waiver will also apply to any other take-over bid for our shares made by a take-over bid circular to all holders of our shares before the expiry of any other bid for which our shareholder rights plan has been waived.

The Board may also waive the application of our shareholder rights plan for a Flip-In Event that has occurred inadvertently, as long as the Acquiring Person that inadvertently triggered the Flip-In Event reduces its beneficial holdings below 20% of the outstanding Precision shares within 14 days or another date determined by the Board.

The Board may waive the application of our shareholder rights plan to any other Flip-In Event before it occurs if it has received shareholder approval.

Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid (including a competing Permitted Bid) or any other take-over bid for which the Board has waived the application of our shareholder rights plan.

With shareholder approval, the Board may also, prior to the occurrence of a Flip-In Event, elect to redeem all the then outstanding Rights at a nominal redemption price of $0.00001 per Right.

Exemptions for Investment Advisors, etc.

Investment advisors (for their client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans or insurance plans of various public bodies), and administrators or trustees of registered pension plans or funds and agents or agencies of the Crown, which acquire more than 20% of the outstanding Precision shares, are effectively exempted (through the definition of “beneficial ownership” under our shareholder rights plan) from triggering a Flip-In Event provided that they are not in fact making, either alone, jointly or in concert with any other person, a take-over bid.

Precision Drilling Corporation 2023 Annual Information Form 23

Directors’ Duties

Our shareholder rights plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of Precision. If there is a take-over bid or a similar proposal, the Board will still have the duty to take action and make recommendations to Precision shareholders that it considers appropriate.

If there is a conflict between this summary and the provisions of the shareholder rights plan, as amended and restated the plan, will govern. You can request a copy by contacting our Corporate Secretary:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW

Calgary, Alberta, Canada T2P 1G1

Attention: Corporate Secretary

Tel: 403.716.4500

Email: corporatesecretary@precisiondrilling.com

PREFERRED SHARES

The number of preferred shares that may be authorized for issue at any time cannot exceed more than half of the number of issued and outstanding common shares. There are currently no preferred shares issued and outstanding.

We can issue preferred shares in one or more series. The Board must pass a resolution determining the number of shares in each series, and the designation, rights, privileges, restrictions and conditions for each series, before the shares can be issued. This includes the rate or amount of dividends, when and where dividends are paid, the dates dividends accrue from any rights or obligations for us to buy or redeem the shares, and the price, terms and conditions, and any conversion rights.

24 Precision Drilling Corporation 2023 Annual Information Form

MATERIAL DEBT

As at December 31, 2023, we had:

▪
US$nil million drawn and US$391 million available (excluding outstanding letters of credit of US$56 million) under the Senior Credit Facility
▪
US$273 million outstanding under the 2017 offering of 7.125% unsecured senior notes due in 2026 (the 2026 Notes)
▪
US$400 million outstanding under the 2021 offering of 6.875% unsecured senior notes due in 2029 (the 2029 Notes), and
▪
US$8 million and CAD$26 million outstanding under the U.S. and Canadian Real Estate Credit Facilities.

The following is a summary of the material terms of the Senior Credit Facility, operating facilities, real estate credit facilities (collectively, the Real Estate Credit Facilities, and each a Real Estate Credit Facility), the 2026 Notes and the 2029 Notes (the 2026 Notes and the 2029 Notes, collectively, the Senior Notes). Copies of the Senior Credit Facility (including any amendments thereto) and the note indenture governing the 2026 Notes (the 2026 Note Indenture) and the note indenture governing the 2029 Notes (the 2029 Note Indenture) (collectively, the Senior Note Indentures) are available on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

Senior Credit Facility

We entered into the Senior Credit Facility with a syndicate of lenders in 2010.

The Senior Credit Facility is an extendible revolving term credit facility that is used for general corporate purposes and is secured by liens on substantially all our present and future assets and the present and future assets of our material U.S. and Canadian subsidiaries (including subsidiaries we have designated material, collectively the Material Subsidiaries, as set out in the Senior Credit Facility). The Senior Credit Facility includes representations and warranties, covenants and events of default that are customary for credit facilities of this nature, including financial ratio covenants that are tested quarterly or prior to certain distributions or junior debt repayments.

In 2023, we agreed with the lenders of our Senior Credit Facility to remove certain non-extending lenders from our facility, thereby reducing the total commitment from US$500 million to US$447 million.

At December 31, 2023, we were in compliance with the covenants of the Senior Credit Facility.

The table below sets out the key features of the Senior Credit Facility as of March 4, 2024:

Key Features of Senior Credit Facility
Amount
▪
provides senior secured financing of up to US$447 million
▪
includes a provision to increase the credit facility limit by up to an additional US$353 million (subject to certain conditions, including obtaining additional lender commitments)

Term and repayment
▪
matures and to be repaid in full on the earlier of June 18, 2025 and 90 days inside the maturity of any junior debt
▪
provides us the option to request the lenders to extend the term of the facility at their discretion for up to five years from the date of request

Letters of credit
▪
provides for letters of credit (including letters of guarantee) in U.S. or Canadian dollars or other currencies acceptable to the fronting lender up to a total of US$200 million (as a sublimit of the overall commitments)

Interest rates and fees
▪
provides us the option to choose the interest rate on loans denominated in U.S. or Canadian dollars:

– either a margin over a U.S. base rate or a margin over the Secured Overnight Financing Rate (SOFR) rate for U.S. dollar loans

– either a margin over the Canadian prime rate or a margin over the Canadian Dollar Offered Rate (CDOR) rate for Canadian dollar loans and banker’s acceptances. The margins are based on the then applicable ratio of Consolidated Total Debt to Covenant EBITDA (as defined in the credit agreement) (margin ratio)

▪
also provides for:

– a standby fee for each lender calculated on the unused amount of its commitment at a percentage based on the applicable margin ratio

– an issue fee on the outstanding amount of the letters of credit equal to the margin applicable to SOFR loans and CDOR rate (subject to reduction in fees for non-financial letters of credit)

– a fronting fee to be paid to each fronting lender

Guarantees and security
▪
we and our Material Subsidiaries have pledged substantially all our respective present and future assets, secured by a perfected first priority lien, subject to certain permitted encumbrances, as security for our obligations (including obligations to cash management providers, operating lenders and swap providers). All Material Subsidiaries have also guaranteed these obligations
▪
if we receive a corporate credit rating of at least BBB- from Standard & Poor’s Rating Services (S&P) and Baa3 from Moody’s, we have the option to require the security to be released (with a corresponding obligation to re-grant security if the rating drops below this threshold after the release). We currently have a corporate credit rating of B+ from S&P, a rating of Ba3 from Moody’s Investors Service, Inc. (Moody’s) and a rating of B+ from Fitch Ratings

Precision Drilling Corporation 2023 Annual Information Form 25

Key Features of Senior Credit Facility
Certain covenants and events of default
▪
subject to certain exceptions, several covenants restrict our ability and the ability of our Material Subsidiaries to do any of the following, among other things:

– incur or assume additional debt

– dispose of assets

– make or pay dividends, share redemptions, or other distributions if an event of default has occurred

– change our primary business

– incur or assume liens on assets

– enter into mergers, consolidations, or amalgamations

– enter into speculative swap agreements

– repay junior debt

▪
also includes customary affirmative covenants and events of default
▪
we must also comply with the following financial covenant ratios, each calculated for the most recent four consecutive fiscal quarters:

– a maximum Consolidated Senior Debt to Covenant EBITDA ratio (as defined in the credit agreement) of 2.5:1 (the Consolidated Senior Debt to Covenant EBITDA as defined in the credit agreement ratio may increase to 3:1 for the first three fiscal quarters following a material acquisition that involves total consideration of more than 5% of our consolidated net tangible assets)

– a Consolidated Interest Coverage Ratio (as defined in the credit agreement) of 2.5:1

▪
no more than US$250 million in new unsecured debt can be incurred or assumed except where the new unsecured debt is used to refinance existing unsecured debt, or the new unsecured debt is assumed through an acquisition

Operating Facilities

We have a $40 million secured operating facility, a US$15 million secured operating facility, and a US$40 million secured facility for letters of credit. At December 31, 2023, availability of the $40 million operating facility was reduced by outstanding letters of credit of $20 million. Availability of the US$40 million secured facility for letters of credit was reduced by outstanding letters of credit of US$28 million. No amount was drawn on the US$15 million secured operating facility with the full amount remaining available for drawdown. The facilities are primarily secured by charges on substantially all of our present and future property and Material Subsidiaries. Advances under the $40 million operating facility are available at a margin over the banks’ prime Canadian lending rate, United States base rate, SOFR, or Bankers’ Acceptance rate, or in combination, and under the US$15 million facility at the banks’ prime lending rate. Issuance fees at agreed rates are payable on the amounts of any letters of credit outstanding under the $40 million operating facility and the US$40 million letter of credit facility.

Real Estate Credit Facilities

In November 2020, we established a Real Estate Credit Facility in the amount of US$11 million. It matures in November 2025 and is secured by real property in Houston, Texas. Principal plus interest is due monthly, based on a 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a SOFR rate plus margin.

In March 2021, we established a Canadian Real Estate Credit Facility in the amount of $20 million. The facility matures in March 2026 and is secured by real properties in Alberta, Canada. Principal plus interest payments are due quarterly, based on 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a CDOR rate plus margin.

In November 2023, we acquired a Canadian Real Estate Credit Facility established for CWC Energy Services Corp. It matures in June 2028 and is secured by real property in Alberta, Canada. Principal and interest is due monthly, based on the 22-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a Canadian Overnight Repo Rate Average (CORRA) rate plus margin.

The Real Estate Credit Facilities contain certain affirmative and negative covenants and events of default, customary for these types of transactions. Under the terms of these facilities, Precision must maintain financial covenants in accordance with the Senior Credit Facility, described above, as of the last day of each period of four consecutive fiscal quarters. For the Canadian Real Estate Credit Facilities, in the event the Senior Credit Facility expires, is cancelled or is terminated, financial covenants in effect at that time shall remain in place for the remaining duration of the facility. For the U.S. Real Estate Credit Facility, in the event the consolidated Covenant EBITDA to consolidated interest expense coverage ratio is waived or removed from the Senior Credit Facility, a minimum threshold of 1.15:1 is required.

26 Precision Drilling Corporation 2023 Annual Information Form

Unsecured Senior Notes

The unsecured senior notes listed below remain outstanding and are denominated in U.S. dollars (all payments on the notes are made in that currency).

	2026 Notes	2029 Notes
	Completed November 22, 2017 Issued under and governed by the 2026 Note Indenture	Completed June 15, 2021 Issued under and governed by the 2029 Note Indenture
Trustee	▪ Bank of New York Mellon (U.S. Trustee) ▪ Computershare (Canadian Trustee)	▪ Bank of New York Mellon (U.S. Trustee) ▪ Computershare (Canadian Trustee)
Principal outstanding as of December 31, 2023	▪ US$273 million	▪ US$400 million
Interest	▪ 7.125% ▪ paid in cash semi-annually on January 15 and July 15 to holders of record on January 1 and July 1 ▪ calculated on a 360-day year of 12 30-day months	▪ 6.875% ▪ paid in cash semi-annually on January 15 and July 15 to holders of record on January 1 and July 1 ▪ calculated on a 360-day year of 12 30-day months
Maturity date	▪ January 15, 2026	▪ January 15, 2029
Net proceeds	▪ used together with cash on hand to repurchase and redeem the US$372 million outstanding unsecured senior notes due in 2020 and repurchase a portion of our senior notes due in 2021	▪ used together with cash on hand and our Senior Credit Facility to redeem the US$286 million outstanding 2023 Notes and the US$263 million outstanding 2024 Notes
Interest payments	▪ began on July 15, 2019 ▪ interest accrues from the most recent date to which interest was paid	▪ began on January 15, 2022 ▪ interest accrues from the most recent date to which interest was paid
Redemption features	Beginning November 15, 2023 ▪ for their principal amount plus accrued interest	Beginning January 15, 2025 ▪ in whole or in part at any time before January 15, 2027, at redemption prices ranging between 103.438% and 101.719% of their principal amount plus accrued interest
Beginning January 15, 2027 ▪ for their principal amount plus accrued interest
Change of control	▪ each holder of the notes has the right to sell all or a portion of its notes to us for cash equal to 101% of the principal amount, plus accrued interest to the date of purchase	▪ each holder of the notes has the right to sell all or a portion of its notes to us for cash equal to 101% of the principal amount, plus accrued interest to the date of purchase

Subject to certain exceptions, the two note indentures limit our ability and the ability of some of our subsidiaries to do any of the following, among other things:

▪
incur additional indebtedness and issue preferred shares
▪
create liens
▪
make restricted payments, including the payment of dividends and repurchase of shares
▪
create or permit to exist restrictions on our ability (or the ability of certain subsidiaries) to make certain payments and distributions
▪
engage in amalgamations, mergers or consolidations
▪
make certain dispositions and transfers of assets, and
▪
engage in transactions with affiliates.

The Senior Notes require that we comply with certain covenants including an incurrence based Consolidated Interest Coverage Ratio test (as defined in the Senior Notes Indentures) of 2.0:1 for the most recent four consecutive fiscal quarters. In the event that our Consolidated Interest Coverage Ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the Senior Notes Indentures restrict our ability to incur additional indebtedness. As of December 31, 2023, our Senior Notes Consolidated Interest Coverage Ratio was 7.5.

Each of the 2026 Notes and the 2029 Notes are general unsecured obligations and rank senior in right of payment to all our future obligations that are subordinate in right of payment to these notes and equal in right of payment with all our other existing and future obligations.

Precision Drilling Corporation 2023 Annual Information Form 27

Our Credit Ratings

Credit ratings affect our ability to obtain short and long-term financing and our ability to engage in certain business activities cost-effectively.

Understanding Credit Ratings
Moody’s Investors Services Inc. (Moody’s) Moody’s credit rating is their opinion of our ability to honour senior unsecured financial obligations and contracts
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rating scale from AAA (highest) to C (lowest quality of securities rated)
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Moody’s rating of Ba is the fifth highest of nine categories and denotes obligations to have speculative elements and are subject to substantial credit risk
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a modifier of 1, 2 or 3 after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, 2 indicates a mid-range ranking and 3 indicates a ranking in the lower end of the generic rating category

Standard & Poor’s Financial Services LLC (S&P) S&P’s credit rating is a forward-looking opinion about our overall financial capacity (or creditworthiness) to pay our financial obligations
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rating scale from AAA to D, which represents the range from highest to lowest quality
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a credit rating of B by S&P is the sixth highest of 10 categories
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under the S&P rating system, an obligor with debt securities rated B is less vulnerable in the near-term than other lower-rated obligors, but adverse business, financial or economic conditions will likely impair the obligor’s inadequate capacity or willingness to meet its financial commitments
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the addition of a plus (+) or minus (-) designation after the rating indicates the relative standing within a particular rating category

Fitch Ratings, Inc. (Fitch)

Fitch’s credit rating is their opinion of our relative ability to meet financial commitments, such as interest, repayment of principal, insurance claims or counterparty obligations

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rating scale from AAA (highest) to D (lowest quality of securities rated)
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Fitch’s rating of B is the sixth highest of 11 categories and rating of BB is the fifth highest.
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Fitch’s rating of BB indicates an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met. A rating of B indicates material default risk is present, but a limited margin of safety remains – financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment.
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the additional of a plus (+) or minus (-) designated after the rating indirect the relative standing within a particular rating category

Credit ratings assigned by the rating agencies are not recommendations to buy, hold or sell the debt, and the ratings are not a comment on market price or suitability for a particular investor. There is no assurance that a rating will remain in effect for a given period or that any rating will not be revised or withdrawn entirely by a rating agency in the future if it believes circumstances warrant it. Credit ratings by different agencies are independent of one another and should be evaluated separately. We pay customary fees to credit rating agencies.

At March 4, 2024	Moody’s	S&P	Fitch
Corporate Credit Rating	Ba3	B+	B+
Senior Credit Facility Rating	Not rated	Not Rated	BB+
Unsecured Senior Notes Credit Rating	B1	B+	B+

28 Precision Drilling Corporation 2023 Annual Information Form

RISKS IN OUR BUSINESS

Investing in Precision securities presents risks. Take time to read about the risks described below and other important information in this AIF and our other disclosure documents before making an investment decision, as these risks could have a material adverse effect on our business, financial condition, results of operations and cash flow. You may also want to seek advice from an expert.

Our enterprise risk management framework operates at the business and functional levels and is designed to identify, evaluate and mitigate risks within each of the risk categories below. It leverages the risk framework in each of our businesses, which includes Precision’s policies, guidelines and review mechanisms.

In the course of our operations, our businesses regularly confront and navigate various risks, some of which have the potential to result in future outcomes that may differ, and at times, be materially different from our current expectations. In this section, we provide a detailed account of certain important strategic, operational, financial, legal and compliance risks. Our response to developments in those risk areas and our reactions to material future developments will affect our future results.

Our operations depend on the prices of oil and natural gas, which are subject to volatility and on the exploration and development activities of oil and natural gas exploration and production companies

We primarily sell our services to oil and natural gas exploration and production companies. Macroeconomic and geopolitical factors associated with oil and natural gas supply and demand are the primary factors driving pricing and profitability in the oilfield services industry. Generally, we experience high demand for our services when commodity prices are relatively high, and the opposite is true when commodity prices are relatively low. The volatility of crude oil and natural gas prices accounts for much of the cyclical nature of the oilfield services business in recent years. Increased volatility and other factors beyond our control have led to greater uncertainty in the demand for our services.

The markets for oil and natural gas are separate and distinct. Oil is a global commodity with a vast distribution network, although the differential between benchmarks such as West Texas Intermediate, Western Canadian Select, and European Brent crude oil can fluctuate. As in all markets, when supply, demand, inability to access domestic or export markets and other factors change, so can the spreads between benchmarks. The use of natural gas is growing worldwide, with the three most developed demand centers residing in North America, Western Europe and North Asia. These regions have dense pipeline networks and a high demand for natural gas. The world’s largest producers of natural gas are currently the U.S., Russia, Iran, Qatar, Canada, China, Norway and Australia. The most economical way to transport natural gas is in its gaseous state by pipeline, and the natural gas market depends on pipeline infrastructure and regional supply and demand. However, developments in the transportation of LNG in ocean-going tanker ships introduced an element of globalization to the natural gas market. The development of LNG means all the major production centers for natural gas are linked to the world’s major demand centers.

Worldwide military, political, economic conditions and other events, such as the COVID-19 pandemic, the current conflicts in Ukraine and the Middle East, expectations for global economic growth, inflation, political sanctions, trade disputes, or initiatives by OPEC+, can all affect supply and demand for oil and natural gas. Weather conditions, governmental regulation (in Canada and U.S.), levels of consumer demand, the availability and pricing of alternate sources of energy (including renewable energy initiatives), the availability of pipeline capacity and other transportation for oil and natural gas, global oil and natural gas storage levels, and other factors beyond our control can also affect the supply of and demand for oil and natural gas and lead to future price volatility.

According to Baker Hughes, the Canadian average active rig count in 2023 was flat year over year, while the U.S. average active land drilling rig count declined approximately 6%. In Canada, the Canadian Association of Energy Contractors (CAOEC) reported approximately 5,700 wells were drilled in 2023, compared with 5,500 in 2022 and 4,600 in 2021. For the U.S., Enverus reported approximately 15,600 wells were started onshore in the U.S., compared with approximately 17,600 in 2022 and 14,400 in 2021. Drilling activity in the U.S. began to weaken in early 2023 due to lower natural gas prices and oil price volatility and was exacerbated by drilling and completion efficiencies, consolidation among producers, and continued capital discipline. In Canada, drilling activity is supported by strong fundamentals as additional take away capacity for oil and natural gas becomes available in 2024.

Recently, commodity prices have been negatively affected by a combination of factors, including increased production, the decisions of OPEC+, concerns in respect of a recession and a strengthening in the U.S. dollar relative to most other currencies. Although OPEC+ agreed in November 2023 to additional oil production cuts, there is no assurance that the most recent OPEC+ agreement will be observed by its parties and OPEC+ may change its agreement depending upon market conditions. Oil and natural gas prices are expected to continue to be volatile as a result of conflict in Ukraine, concerns around expansion of conflict in the Middle East, changes in oil and natural gas inventories, sanctions on Russian oil and natural gas exports and prices, global and national economic performance, the actions of OPEC+, and any coordinated releases of oil from strategic reserves by the U.S. (or any other country). Certain of these events and conditions may contribute to decreased exploration and drilling activities and a decrease in confidence in the oil and natural gas industry. These difficulties have been exacerbated in Canada and the U.S. by political and other actions resulting in uncertainty surrounding regulatory, tax, royalty and environmental regulation. Each of these factors have adversely affected, and could continue to adversely affect, the price of oil and natural gas

Precision Drilling Corporation 2023 Annual Information Form 29

and drilling activities by our customers, which would adversely affect the level of capital spending by our customers and in turn could have a material adverse effect on our business, financial condition, results of operations and cash flow.

As a result of the continued volatility in oil and natural gas prices, regulatory uncertainty, and strategies of certain of our customers to focus on debt reductions, returning cash to shareholders or other capital discipline rather than incurring expenditures on exploration and drilling activities, demand for our services may be lower compared to historic periods when commodity prices were at similar levels. Reductions in commodity prices or factors that impact the supply and demand for oil and natural gas and lead to price volatility may result in reductions in capital budgets by our customers in the future, which could result in cancelled, delayed or reduced drilling programs by our customers and a corresponding decline in demand for our services. Additionally, the availability and pricing of alternative sources of energy, a transition to lower carbon intensive energy sources or a shift to a lower carbon economy, and technological advances may also depress the overall level of oil and natural gas exploration and production activity, similarly impacting the demand for our services.

If a reduction in exploration and development activities, whether resulting from changes in oil and natural gas prices or reductions in capital expenditures and capital budgets as described above or otherwise, continues or worsens, it could materially and adversely affect us further by:

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negatively impacting our revenue, cash flow, profitability and financial condition
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restricting our ability to make capital expenditures compared to periods prior to the downturn and our ability to meet future contracted deliveries of new-build rigs
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affecting the existing fair market value of our rig fleet, which in turn could trigger a write-down for accounting purposes
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our customers negotiating, terminating, or failing to honour their drilling contracts with us
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making our Senior Credit Facility financial covenants more difficult to maintain, and
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negatively impacting our ability to maintain or increase our borrowing capacity, our ability to obtain additional capital to finance our business and our ability to achieve our debt reduction targets.

There is no assurance that demands for our services or conditions in the oil and natural gas and oilfield services sector will remain stable in the future. A significant decline in demand could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Additionally, we have accounts receivable with customers in the oil and natural gas industry and their revenues may be affected by fluctuations in commodity prices. Our ability to collect receivables may be adversely affected by any prolonged weakness in oil and natural gas prices.

Intense price competition and the cyclical nature of the contract drilling industry could have an adverse effect on revenue and profitability

The contract drilling business is highly competitive with many industry participants. In an environment characterized by fierce competition, companies often face pressure to lower prices to secure contracts, potentially eroding profit margins. We compete for drilling contracts that are usually awarded based on competitive bids. We believe pricing, rig availability and technology are the primary factors potential customers consider when selecting a drilling contractor. We believe other factors are also important, such as the drilling capabilities and condition of drilling rigs, the quality of service and experience of rig crews, the safety record of the contractor, the offering of ancillary services, the ability to provide drilling equipment that is adaptable, having personnel familiar with new technologies and drilling techniques, and rig mobility and efficiency.

Historically, contract drilling has been cyclical with periods of low demand, excess rig supply and low day rates, followed by periods of high demand, short rig supply and increasing day rates. Periods of excess drilling rig supply intensify the competition and often result in rigs being idle. There are numerous drilling companies in the markets where we operate, and an oversupply of drilling rigs can cause greater price competition. Contract drilling companies compete primarily on a regional basis, and the intensity of competition can vary significantly from region to region at any particular time. However, if demand for contract drilling and drilling services is better in a region where we operate, our competitors might respond by moving suitable drilling rigs in from other regions with lower demand, reactivating previously stacked rigs or purchasing new drilling rigs. An influx of drilling rigs into a market from any source could rapidly intensify competition and make any improvement in the demand for our drilling rigs short-lived, which could in turn have a material adverse effect on our business, financial condition, results of operations and cash flow. In addition, the development of new drilling technology by competitors has increased in recent years, which could negatively affect our ability to differentiate our services.

Our business results and the strength of our financial position are affected by our ability to strategically manage our costs and capital expenditure program in a manner consistent with industry cycles and fluctuations in the demand for contract drilling services. If we do not effectively manage our costs and capital expenditures or respond to market signals relating to the supply or demand for contract drilling and oilfield services, it could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Lower activity in the contract drilling industry exposes us to the risk of oversupply of equipment

Periods of low demand often lead to low utilization. The number of drilling rigs competing for work in markets where we operate has remained the same as the industry has seen a decrease in drilling activity relative to periods prior to 2015. The industry supply of drilling rigs may exceed actual demand because of the relatively long-life span of oilfield services equipment as well

30 Precision Drilling Corporation 2023 Annual Information Form

as the typically long time from when a decision is made to upgrade or build new equipment to when the equipment is built and placed into service. Excess supply resulting from industry decline could lead to lower demand for term drilling contracts and for our equipment and services. The additional supply of drilling rigs allows competitors to potentially reallocate rigs to higher demand areas and has intensified price competition in the past and could continue to do so. This could lead to lower day rates in the oilfield services industry generally and lower utilization of existing rigs. If any of these factors materialize, it could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Pipeline constraints and other regulatory uncertainty in western Canada could have an adverse effect on the demand for our services in Canada

In western Canada, delays and/or the inability to obtain necessary regulatory approvals for pipeline projects that would provide additional transportation capacity and access to refinery capacity for our customers has led to downward price pressure on oil and natural gas produced in western Canada, which has depressed, and may continue to depress, the overall exploration and production activity of our customers. Construction is progressing on the Trans Mountain pipeline in western Canada and may be in service in the first half of 2024. Canada generally has also lagged behind other natural gas producing countries in taking advantage of rising global demand and prices for natural gas primarily as a result of Canada’s lack of liquified natural gas facilities and, by extension, export capacity owing to regulatory delay and uncertainty. The Coastal Gas Link pipeline, which will transport natural gas to Kitimat, British Columbia, has been completed; however, the LNG Canada liquefaction facility and export terminal at Kitimat remains under construction, with first exports expected in 2025. Other proposed LNG facilities in Canada are at earlier stages of development, including Woodfibre LNG and Ksi Lisims LNG (completions currently anticipated between 2027 and 2028). There is no assurance that LNG projects in Canada will be completed on their expected timelines, or at all.

The regulatory uncertainty in Canada has impacted some of our customers’ ability to obtain financing as well as their ability to market their oil and natural gas, which has also depressed overall exploration and production activity. These factors could result in a corresponding decline in the demand for our services that could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Any difficulty in retaining, replacing, or adding personnel could adversely affect our business

Our ability to provide reliable services depends on the availability of well-trained, experienced crews to operate our field equipment. We must also balance our need to maintain a skilled workforce with cost structures that fluctuate with activity levels. We retain the most experienced employees during periods of low utilization by having them fill lower-level positions on field crews. Many of our businesses experience manpower shortages in peak operating periods, and we may experience more severe shortages if the industry adds more rigs, oilfield services companies expand, and new companies enter the business.

We may not be able to find enough skilled labour to meet our needs, and this could limit growth. We may also have difficulty finding enough skilled and unskilled labour in the future if demand for our services increases. Shortages of qualified personnel have occurred in the past during periods of high demand. The demand for qualified rig personnel generally increases with stronger demand for land drilling services and as new and refurbished rigs are brought into service. Increased demand typically leads to higher wages that may or may not be reflected in any increases in service rates.

Other factors can also affect our ability to find enough workers to meet our needs. Our business requires skilled workers who can perform physically demanding work. Volatility in oil and natural gas activity and the demanding nature of the work, however, may prompt workers to pursue other kinds of jobs that offer a more desirable work environment and wages competitive to ours. Our success depends on our ability to continue to employ and retain skilled technical personnel and qualified rig personnel. If we are unable to, it could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Internationally, our operations rely on expat crews working in the host country where we operate. Any restriction, delays or embargo on issuance or renewal of work visas by host governments, or regulatory changes, can have a material impact on our ability to conduct operations.

Risks and uncertainties associated with our international operations can negatively affect our business

We conduct some of our business in the Middle East. We may decide to establish operations in other international regions, including countries where the political and economic systems may be less stable than in Canada or the United States.

Our international operations are subject to risks normally associated with conducting business in foreign countries, including, but not limited to, the following:

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an uncertain political and economic environment
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the loss of revenue, property and equipment as a result of expropriation, confiscation, nationalization, contract deprivation and force majeure
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war, terrorist acts or threats, civil insurrection and geopolitical and other political risks
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fluctuations in foreign currency and exchange controls
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restrictions on the repatriation of income or capital
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increases in duties, taxes and governmental royalties
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renegotiation of contracts with governmental entities

Precision Drilling Corporation 2023 Annual Information Form 31

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changes in laws and policies governing operations of companies
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compliance and regulatory challenges, including compliance with anti-corruption and anti-bribery legislation in Canada, the U.S. and other countries
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trade restrictions or embargoes imposed by the U.S. or other countries
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increasing global scrutiny on environmental practices and the evolving landscape of climate change regulations; and
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differences in cultural norms and social expectations

If there is a dispute relating to our international operations, we may be subject to the exclusive jurisdiction of foreign courts. In addition, we may not be able to file suits against foreign persons or subject them to the jurisdiction of a court in Canada or the U.S. or be able to enforce judgement or arbitrated awards against state-owned customers.

Government-owned petroleum companies located in some of the countries where we operate now or in the future may have policies, or may be subject to governmental policies, that give preference to the purchase of goods and services from companies that are majority-owned by local nationals. As such, we may rely on joint ventures, license arrangements and other business combinations with local nationals in these countries, which may expose us to certain counterparty risks, including the failure of local nationals to meet contractual obligations or comply with local or international laws that apply to us.

In the international markets where we operate, we are subject to various laws and regulations that govern the operation and taxation of our businesses and the import and export of our equipment from country to country. There may be uncertainty about how these laws and regulations are imposed, applied or interpreted, and they could be subject to change. Since we derive a portion of our revenues from subsidiaries outside of Canada and the U.S., the subsidiaries paying dividends or making other cash payments or advances may be restricted from transferring funds in or out of the respective countries, or face exchange controls or taxes on any payments or advances. We have organized our foreign operations partly based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange, and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. We believe these assumptions are reasonable; however, there is no assurance that foreign taxing or other authorities will reach the same conclusion. If these foreign jurisdictions change or modify the laws, we could suffer adverse tax and financial consequences.

Diverse regulatory frameworks across countries pose challenges in compliance, with variations in environmental standards, safety regulations, and permitting processes. Adapting to different regulatory environments may result in increased compliance costs, potential legal issues, and delays in project execution.

We are subject to compliance with the United States Foreign Corrupt Practices Act (FCPA) and the Corruption of Foreign Public Official Act (Canada) (CFPOA), which generally prohibit companies from making improper payments to foreign government officials for the purpose of obtaining business. While we have developed policies and procedures designed to achieve compliance with the FCPA, CFPOA and other applicable international laws, we could be exposed to potential civil and criminal claims, economic sanctions or other restrictions for alleged or actual violations of international laws related to our international operations, including anti-corruption and anti-bribery legislation, trade laws and trade sanctions. The Canadian government, the U.S. Department of Justice, the Securities and Exchange Commission (SEC), the U.S. Office of Foreign Assets Control and similar agencies have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for such violations, including injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs, among other things. We could also face fines, sanctions and other penalties from authorities in other the relevant foreign jurisdictions, including prohibition of our participating in or curtailment of business operations in those jurisdictions and the seizure of drilling rigs or other assets. While we cannot accurately predict the impact of any of these factors, if any of those risks materialize, it could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flow.

Differences in cultural norms and social expectations can influence community relations, workforce dynamics, and stakeholder engagement. Failure to understand and navigate these aspects may lead to reputational damage, community opposition, or challenges in attracting and retaining skilled personnel.

We require sufficient cash flows to service and repay our debt

We will need sufficient cash flows in the future to service and repay our debt. Our ability to generate cash in the future is affected to some extent by general economic, geopolitical, financial, competitive and other factors that may be beyond our control. If we need to borrow funds in the future to service our debt, our ability will depend on covenants in our Senior Credit Facility and in our unsecured senior notes indentures and other debt agreements we may have in the future, and on our credit ratings. We may not be able to access sufficient amounts under the Senior Credit Facility or from the capital markets in the future to pay our obligations as they mature, or to fund other liquidity requirements. If we are not able to generate enough cash flow from operations or borrow a sufficient amount to service and repay our debt, we will need to refinance our debt or we will be in default, and we could be forced to reduce or delay investments and capital expenditures or dispose of material assets or issue equity. We may not be able to refinance or arrange alternative measures on favourable terms or at all. If we are unable to service, repay or refinance our debt, it could have a negative impact on our business, financial condition, results of operations and cash flow.

Repaying our debt depends on our ability to generate cash flow and our guarantor subsidiaries generating cash flow and making it available to us by dividend, debt repayment or otherwise. Our guarantor subsidiaries may not be able to, or may not be permitted to, make distributions to allow us to make payments on our debt. Each guarantor subsidiary is a distinct legal entity,

32 Precision Drilling Corporation 2023 Annual Information Form

and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from the subsidiaries. While the agreements governing certain existing debt limits the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to qualifications and exceptions.

A substantial portion of our operations are carried out through subsidiaries, and some of them are not guarantors of our debt. The assets of the non-guarantor subsidiaries represent approximately 17% of Precision’s consolidated assets. These subsidiaries do not have any obligation to pay amounts due on the debt or to make funds available for that purpose.

If we do not receive funds from our guarantor subsidiaries, we may be unable to make the required principal and interest payments, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Customers’ inability to obtain credit/financing could lead to lower demand for our services

Many of our customers require reasonable access to credit facilities and debt capital markets to finance their oil and natural gas drilling activity. If the availability of credit to our customers is reduced or the terms of such credit become less favourable to them, they may reduce their drilling and production expenditures, thereby decreasing demand for our products and services. Higher interest rates resulting from actions by central banks in response to inflation may reduce the amount of borrowing by our customers, which would decrease demand for our services. Additionally, certain investors and lenders may discourage investments or lending into the hydrocarbon industry. To the extent that certain institutions implement policies that discourage investments or lending into the hydrocarbon industry, it could have an adverse effect on the cost and terms of capital or availability of capital for our customers, which may result in reduced spending by our customers. A reduction in spending by our customers could have a material adverse effect on our business, financial condition, results of operations and cash flow as described further under – “Our operations depend on the price of oil and natural gas, which have been subject to increased volatility in recent years, and on the exploration and development activities of oil and natural gas exploration and production companies” on page 29.

Our debt facilities contain restrictive covenants

Our Senior Credit Facility, Real Estate Credit Facilities and the Senior Notes Indentures contain a number of covenants which, among other things, restrict us and some of our subsidiaries from conducting certain activities (see Capital Structure – Material Debt – Unsecured Senior Notes on page 27). In the event our Consolidated Interest Coverage Ratio (as defined in our two Senior Note Indentures) is less than 2.0:1 for the most recent four consecutive fiscal quarters, the Senior Note Indentures restrict our ability to incur additional indebtedness. As of December 31, 2023, our Consolidated Interest Coverage Ratio, as calculated per our Senior Note Indentures, was 7.5.

In addition, we must satisfy and maintain certain financial ratio tests under the Senior Credit Facility and Real Estate Credit Facilities (see Capital Structure – Material Debt on page 25). Events beyond our control could affect our ability to meet these tests in the future. If we breach any covenants, it could result in a default under the Senior Credit Facility and Real Estate Credit Facilities or any of the Senior Note Indentures. If there is a default under our Senior Credit Facility, the applicable lenders could decide to declare all amounts outstanding under the Senior Credit Facility, Real Estate Credit Facilities or any of the Senior Note Indentures to be due and payable immediately and terminate any commitments to extend further credit under the Senior Credit Facility. If there is an acceleration by the lenders and the accelerated amounts exceed a specific threshold, the applicable noteholders could decide to declare all amounts outstanding under any of the Senior Note Indentures to be due and payable immediately.

At December 31, 2023, we were in compliance with the covenants of our Senior Credit Facility and Real Estate Credit Facilities.

New technology could reduce demand for certain rigs or put us at a competitive disadvantage

Complex drilling programs for the exploration and development of conventional and unconventional oil and natural gas reserves demand high performance drilling rigs. The ability of drilling rig service providers to meet this demand depends on continuous improvement of existing rig technology, such as drive systems, control systems, automation, mud systems and top drives, to improve drilling efficiency. Our ability to deliver equipment and services that meet customer demand is essential to our continued success. We cannot guarantee that our rig technology will continue to meet the needs of our customers, especially as rigs age and technology advances, or that our competitors will not develop technological improvements that are more advantageous, timely, or cost effective. Failure to adopt or invest in emerging technologies could place the company at a competitive disadvantage, leading to a decline in market share and profitability. Additionally, new technologies, services or standards could render some of our services, drilling rigs or equipment obsolete, which could reduce our competitiveness and have a material adverse impact on our business, financial condition and results of operations.

Entering new lines of business or technical enhancements to our existing operating capabilities can be subject to risks, including a potential lack of acceptance by consumers and increased capital expenditures

Our AlphaTM technologies and EverGreenTM suite of environmental solutions use new technologies and are relatively new lines of business for us. Our ability to generate revenue from new business lines is uncertain and there can be no assurance that they will be able to generate significant revenue or be profitable. We may not realize benefits from investments into new business lines or technical enhancements for several years or may not realize benefits from such investments at all. Failure to realize the

Precision Drilling Corporation 2023 Annual Information Form 33

intended benefits from such investments could negatively affect our ability to attract new customers or expand our offerings to existing customers and may adversely affect our results from operations.

We are also introducing artificial intelligence and robotics into some of our offerings. The use of artificial intelligence and robotics on our rigs may not yield materially better results, higher outputs or increased productivity and there is no certainty that we will realize benefits from investments into these technologies. Failure to further adopt or invest in artificial intelligence and robotics could place us at a competitive disadvantage, leading to a decline in market share and profitability. Additionally, the use of artificial intelligence throughout our organization is subject to the risk that privacy and other concerns relating to such technology could deter current and potential customers.

The timing and amount of capital expenditures we incur, including those related to our AlphaTM technologies, EverGreenTM suite of environmental solutions and implementation of artificial intelligence and robotics technologies, will directly affect the amount of cash available to us. The cost of equipment generally escalates as a result of high input costs during periods of high demand for our drilling rigs and oilfield services equipment and other factors. There is no assurance that we will be able to recover higher capital costs through rate increases to our customers.

Public health crises, such as the COVID-19 pandemic, may impact our business

Local, regional, national or international public health crises, pandemics and epidemics, such as the COVID-19 pandemic, could have an adverse effect on local economies and potentially the global economy, which may adversely impact the price of and demand for oil and natural gas (and correspondingly, decrease the demand for our services, which could have a material adverse effect on our business, financial condition, results of operations and cash flows). Such public health crises, pandemics, epidemics and disease outbreaks are continuously evolving and the extent to which our business operations and financial results continue to be affected depends on various factors, such as the duration, severity and geographic resurgence of the virus; the impact and effectiveness of governmental action to reduce the spread and treat such outbreak, including government policies and restriction; vaccine hesitancy and voluntary or mandatory quarantines; and the global response surrounding any such uncertainty.

The economic climate resulting from the impact of public health crises, pandemics and epidemics and any corresponding emergency measures that may be implemented from time to time by various governments may have significant adverse impacts on Precision including, but not exclusively:

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potential interruptions of our business or operations
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material declines in revenue and cash flows, as our customers are concentrated in the oil and natural gas industry
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future impairment charges to our property, plant and equipment and intangible assets
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risk of non-payment of accounts receivable and customer defaults, and
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additional restructuring charges as we align our structure and personnel to the dynamic environment.

Additionally, such public health crises, if uncontrolled, may result in temporary shortages of staff to the extent our workforce is impacted and may result in temporary interruptions to our business or operations, which may have an adverse effect on our financial condition, results of operations and cash flow.

Our and our customers’ operations are subject to numerous environmental laws, regulations and guidelines

In addition to expanded regulations and guidelines related specifically to climate change, we and our customers are subject to numerous environmental laws and regulations, including regulations relating to spills, releases and discharges of hazardous substances or other waste materials into the environment, requiring removal or remediation of pollutants or contaminants, and imposing civil and criminal penalties for violations. Some of these regulations apply directly to our operations and authorize the recovery of damages by the government, injunctive relief, and the imposition of stop, control, remediation and abandonment orders. For instance, our land drilling operations may be conducted in or near ecologically sensitive areas, such as wetlands that are subject to special protective measures, which may expose us to additional operating costs and liabilities for noncompliance with certain laws. Some environmental laws and regulations may impose strict and, in certain cases joint and several, liability. This means that in some situations we could be exposed to liability as a result of conduct that was lawful at the time it occurred, or conditions caused by prior operators or other third parties, including any liability related to offsite treatment or disposal facilities. The costs arising from compliance with these laws, regulations and guidelines may be material. The total costs of complying with environmental protection requirements is unknown, but we may experience increased insurance and compliance costs as further environmental laws and regulations are introduced.

We maintain liability insurance, including insurance for certain environmental claims, but coverage is limited and some of our policies exclude coverage for damages resulting from environmental contamination. We cannot assure that insurance will continue to be available to us on commercially reasonable terms, that the possible types of liabilities that we may incur will be covered by insurance, or that the dollar amount of the liabilities will not exceed our policy limits. Even a partially uninsured claim, if successful and of sufficient magnitude, could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Governments in Canada and the U.S. may also consider more stringent regulations or restrictions of hydraulic fracturing, a technology used by most of our customers that involves the injection of water, sand and chemicals under pressure into rock formations to stimulate oil and natural gas production. Increasing regulatory restrictions could have a negative impact on the exploration of unconventional energy resources, which are only commercially viable with the use of hydraulic fracturing. Laws

34 Precision Drilling Corporation 2023 Annual Information Form

relating to hydraulic fracturing are in various stages of development at levels of governments in markets where we operate and the outcome of these developments and their effect on the regulatory landscape and the contract drilling industry is uncertain. Hydraulic fracturing laws or regulations that cause a decrease in the completion of new oil and natural gas wells and an associated decrease in demand for our services could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Any regulatory changes that impose additional environmental restrictions or requirements on us, or our customers, could increase our operating costs and potentially lead to lower demand for our services and have an adverse effect. There can also be no guarantee that other laws and other government programs relating to the oil and natural gas industry and the transportation industry will not be changed in a manner that directly and adversely impacts the demand for oil and natural gas which could affect our business, nor can there be any assurances that the laws, regulations or rules governing our customers will not be changed in a manner that adversely affects our customers and, therefore, our business. The potential for increased regulation and oversight may make it more difficult or costly for us to operate.

Major projects that would benefit our customers, such as new pipelines and other facilities, including liquified natural gas export facilities in Canada, may be inhibited, delayed or stopped by a variety of factors, including inability to obtain regulatory or governmental approvals or public opposition.

Effects of climate change, including physical and regulatory impacts, could have a negative impact on our business

The views on climate change are evolving at a regional, national and international level. As a result, political and economic events may significantly affect the scope and timing of climate change measures and regulations that are ultimately put in place, which may challenge the oil and gas industry in a number of ways or result in changes to how companies in the industry operate or spend capital. Additionally, the risks of natural disasters that could impact our business may increase in the future as a result of climate change. Furthermore, consumer demand for alternative fuel sources may continue to rise and incentives to conserve energy may be developed. Our business may be adversely impacted as a result of climate change and its associated impacts, including, without limitation, our financial condition, results of operations, cash flow, reputation, access to capital, access to insurance, cost of borrowing, access to liquidity, and/or business plans.

Physical Impact

As discussed under “Business in our industry is seasonal and highly variable” on page 39, weather patterns in Canada and the northern U.S. affect activity in the oilfield services industry. Global climate change could impact the timing and length of the spring thaw and the period in which the muskeg freezes and thaws and could impact the severity of winter, which could have a material adverse effect on our business and operating results. Furthermore, extreme and evolving climate conditions could result in increased risks of, or more frequent, natural disasters such as flooding or forest fires and may result in delays or cancellation of some of our customer’s operations or could increase our operating costs (such as insurance costs), which could have a material adverse effect on our business and operating results. Extreme weather conditions could also impact the production and drilling of new wells. We cannot estimate the degree to which climate change and extreme climate conditions could impact our business and operating results; however, our insurance costs have increased, partially as a result of recent natural disasters.

Regulatory Impact

In response to climate change and increased focus on environmental protection, environmental laws, regulations and guidelines relating to the protection of the environment, including regulations and treaties concerning climate change or greenhouse gas and other emissions, continue to expand in scope. There has been an increasing focus on the reduction of greenhouse gas and other emissions and a potential shift to lower carbon intensive energy sources or a shift to a lower carbon economy. Laws, regulations or treaties concerning climate change or greenhouse gas and other emissions, including incentives to conserve energy or use alternate sources of energy, can have an adverse impact on the demand for oil and natural gas, which could have a material adverse effect on us. Such laws, regulations or treaties are evolving, and it is difficult to estimate with certainty the impact they will have on our business.

Canada and the U.S. are signatories to the Paris Agreement drafted at the United Nations Framework Convention on Climate Change (UNFCCC) in December 2015. The goals of the Paris Agreement are to prevent global temperature rise from exceeding 2 degrees Celsius above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5 degrees Celsius above pre-industrial levels. The Paris Agreement may provide for climate targets that could result in reduced demand for oil and natural gas in the United States. In Canada, in connection with its commitments under the Paris Agreement, the federal government developed the Pan-Canadian Framework on Clean Growth and Climate Change in 2016 (the PCF). The PCF requires all provinces and territories to have a carbon price of $30 per tonne in 2020 and rising by $10 per year to $50 per tonne in 2022. In December 2020, the Canadian Government announced proposed $15 per year increases to the carbon price commencing in 2023, to reach a total of $170 per tonne by 2050. Provinces and territories can implement either an explicit price-based system (such as the systems implemented in British Columbia and Alberta) or a cap-and-trade system. Saskatchewan remains the only Canadian jurisdiction that has not joined the national plan set out in the PCF. Saskatchewan released its own output-based performance standards approach, which is applied only to certain large industrial facilities. The proposed system in Saskatchewan only partially meets the PCF standards, therefore the federal carbon pollution pricing system will apply in Saskatchewan to sources not covered by Saskatchewan’s system. Certain Canadian provinces, including Alberta and Saskatchewan, had previously launched constitutional challenges related to the PCF; however, on March 25, 2021, the Supreme

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Court of Canada released its judgment confirming the constitutionality of Canada’s national carbon pricing regime. In November 2021, to conclude the 26th Conference of the Parties to the UNFCCC, nearly 200 countries including Canada signed the Glasgow Climate Pact, which reaffirms the commitments to limiting global temperature rise set out in the Paris Agreement. The Glasgow Climate Pact called for nations to submit new targets to the UNFCCC by the end of 2022 to align with the Paris Agreement’s goals, requests that nations take accelerated actions to reduce emissions by 2030 and asks nations to accelerate the development and adoption of policies to transition towards low-emission energy systems. It also includes the party nations’ agreement on rules under the Paris Agreement to create a global carbon credit market.

In August 2023 the Canadian Federal government published draft Clean Electricity Regulations, which are aimed at achieving net-zero emissions from Canada’s electricity grid by 2035. The regulations would implement measures to limit carbon emissions produced by electricity generated using fossil fuels, which may include natural gas. Certain provinces in Canada have indicated opposition to the Clean Electricity Regulations. If the regulations come into force in their current form, domestic demand for natural gas in Canada may decrease, which may have an adverse effect on the demand for our services.

As of the date hereof, it is not possible to predict the effect of the Paris Agreement, the Glasgow Climate Pact, Clean Electricity Regulations, and climate change-related legislation in Canada, the U.S. and globally on our business or whether additional climate-change legislation, regulations or other measures will be adopted at the federal, state, provincial or local levels in Canada, the U.S. or globally. While some of these regulations are in effect, others remain in various phases of review, discussion or implementation, leading to uncertainties regarding the timing and effects of these emerging regulations, making it difficult to accurately determine the cost impacts and effects on our operations. Further efforts by governments and non-governmental organizations to reduce greenhouse gas emissions appear likely, which, together with existing efforts, may reduce demand for oil and natural gas and potentially lead to lower demand for our services.

Transition Impact

In addition to the physical and regulatory effects of climate change on our business, an increasing focus on the reduction of greenhouse gas emissions and a potential shift to lower carbon intensive energy sources or a shift to a lower carbon economy may result in lower oil and natural gas prices and depress the overall level of oil and natural gas exploration and production activity, impacting the demand for our services from the oil and natural gas industry. Additionally, if our reputation is diminished as a result of the industry we operate in or services we provide, it could result in increased operating or regulatory costs, reduce access to capital, lower shareholder confidence or loss of public support for our business. It may also encourage exploration and production companies to diversify and limit drilling to find other more energy efficient/green generating energy alternatives.

Poor safety performance could lead to lower demand for our services

Standards for accident prevention in the oil and natural gas industry are governed by service company safety policies and procedures, accepted industry safety practices, customer-specific safety requirements, and health and safety legislation. Safety is a key factor that customers consider when selecting an oilfield services company. A decline in our safety performance could result in lower demand for services, which could have a material adverse effect on our business, financial condition, results of operations and cash flow. A public safety performance issue could also result in reputational damage to us or increased costs of operating and insuring assets.

We are subject to various health and safety laws, rules, legislation and guidelines which can impose material liability, increase our costs or lead to lower demand for our services.

Our business is subject to cybersecurity risks

We rely heavily on information technology systems and other digital systems for operating our business. Threats to information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow and are increased by the growing complexity of our information technology systems. Cybersecurity attacks could include, but are not limited to, malicious software, attempts to gain unauthorized access to data and the unauthorized release, corruption or loss of data and personal information, account takeovers, and other electronic security breaches that could lead to disruptions in our critical systems. Other cyber incidents may occur as a result of natural disasters, telecommunication failure, utility outages, human error, design defects, and unexpected complications with technology upgrades. Risks associated with these attacks and other incidents include, among other things, loss of intellectual property, reputational harm, leaked information, improper use of our assets, disruption of our and our customers’ business operations and safety procedures, loss or damage to our data delivery systems, unauthorized disclosure of personal information which could result in administrative penalties and increased costs to prevent, respond to or mitigate cybersecurity events. Our increased use of technology, artificial intelligence and robotics in our service offerings could increase the potential impact that a cybersecurity incident or attack could have on our operations. Although we use various procedures and controls to mitigate our exposure to such risk, including cybersecurity risk assessments that are reviewed by our CGNRC, cybersecurity awareness programs for our employees, continuous monitoring of our information technology systems for threats, and insurance that may cover losses incurred as a result of certain cybersecurity attacks or incidents, cybersecurity attacks and other incidents are evolving and unpredictable. The occurrence of such an attack or incident could go unnoticed for a period of time. Any such attack or incident could have a material adverse effect on our business, financial condition, results of operations and cash flow.

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Relying on third-party suppliers has risks and shortages in supply of equipment could adversely impact our business

We source certain key rig components, raw materials, equipment and component parts from a variety of suppliers in Canada, the U.S. and internationally. We also outsource some or all construction services for drilling and service rigs, including new-build rigs, as part of our capital expenditure programs. We maintain relationships with several key suppliers and contractors and an inventory of key components, materials, equipment and parts. We also place advance orders for components that have long lead times. We may, however, experience cost increases, delays in delivery due to strong activity or financial hardship of suppliers or contractors, or other unforeseen circumstances relating to third parties. Increased inflation may also result in cost increases for the key components, materials, equipment and parts we use in our business. In times of increased demand for drilling services, there may be shortages of components, materials, equipment, parts and services required for our business. If our current or alternate suppliers are unable to deliver the necessary components, materials, equipment, parts and services we require for our businesses, including the construction of new-build drilling rigs, it can delay service to our customers and have a material adverse effect on our business, financial condition, results of operations and cash flow.

Additionally, new laws in respect of forced labour and other human rights issues throughout the supply chain may result in increased compliance costs for us or a potential need to make changes to our supply chain.

Our business could be negatively affected as a result of actions of activist shareholders and some institutional investors may be discouraged from investing in the industry in which we operate in

Activist shareholders could advocate for changes to our corporate governance, operational practices and strategic direction, which could have an adverse effect on our reputation, business and future operations. In recent years, publicly traded companies have been increasingly subject to demands from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurances that activist shareholders will not publicly advocate for us to make certain corporate governance changes or engage in certain corporate actions. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on our reputation and divert the attention and resources of management and our Board, which could have an adverse effect on our business and operational results. Additionally, shareholder activism could create uncertainty about future strategic direction, resulting in loss of future business opportunities, which could adversely affect our business, future operations, profitability and our ability to attract and retain qualified personnel.

In addition to risks associated with activist shareholders, some institutional investors are placing an increased emphasis on ESG factors when allocating their capital. These investors may be seeking enhanced ESG disclosures or may implement policies that discourage investment in the hydrocarbon industry. To the extent that certain institutions implement policies that discourage investments in our industry, it could have an adverse effect on our financing costs and term and access to liquidity and capital. Additionally, if our reputation is diminished as a result of the industry we operate in or service, it could result in increased operation or regulatory costs, lower shareholder confidence or loss of public support for our business.

The loss of one or more of our larger customers or consolidation among our customers could have a material adverse effect on our business and our current backlog of contract drilling revenue may decline

In 2023, approximately 40% of our revenue was received from our ten largest drilling customers and approximately 16% of our revenue was received from our three largest drilling customers. The loss of one or more of our larger customers could have a material adverse effect on our business, financial condition, results of operations and cash flow. In addition, financial difficulties experienced by customers could adversely impact their demand for our services and cause them to request amendments to our contracts with them.

Our fixed-term drilling contracts generally provide our customers with the ability to terminate the contracts at their election, with an early termination payment to us if the contract is terminated before the expiration of the fixed term. During depressed market conditions or otherwise, customers may be unable to satisfy their contractual obligations or may seek to terminate or renegotiate or otherwise fail to honor their contractual obligations. In addition, we may not be able to perform under these contracts due to events beyond our control, and our customers may seek to terminate or renegotiate our contracts for various reasons, without paying an early termination payment. As a result, we may not realize all of our contract drilling backlog. In addition, the termination or renegotiation of fixed-term contracts without receiving early termination payments could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our contract drilling backlog may decline, as fixed-term drilling contract coverage over time may not be offset by new or renegotiated contracts or may be reduced by price adjustments to existing contracts, including as a result of the decline in the price of oil and natural gas, capital spending reductions by our customers or other factors.

Further, consolidation among oil and natural gas exploration and production companies may reduce the number of available customers. As exploration and production entities merge, they often seek operational synergies and cost efficiencies. This can lead to a reduction in the number of drilling services required. Also, integrated entities may opt for in-house drilling capabilities or favor established contracts with other service providers. This may result in increased competition for available contracts or contractual termination, potentially impacting pricing dynamics and profitability.

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Our operations are subject to foreign exchange risk

Our U.S. and international operations have revenue, expenses, assets and liabilities denominated in currencies other than the Canadian dollar and are mostly in U.S. dollars and currencies that are pegged to the U.S. dollar. This means that currency exchange rates can affect our income statement, balance sheet and statement of cash flow.

Translation into Canadian Dollars

When preparing our consolidated financial statements, we translate the financial statements for foreign operations that do not have a Canadian dollar functional currency into Canadian dollars. We translate assets and liabilities at exchange rates in effect at the period end date. We translate revenues and expenses using average exchange rates for the month of the transaction. We initially recognize gains or losses from these translation adjustments in other comprehensive income and reclassify them from equity to net earnings on disposal or partial disposal of the foreign operation. Changes in currency exchange rates could materially increase or decrease our foreign currency-denominated net assets, which would increase or decrease shareholders’ equity. Changes in currency exchange rates will affect the amount of revenues and expenses we record for our U.S. and international operations, which will increase or decrease our net earnings. If the Canadian dollar strengthens against the U.S. dollar, the net earnings we record in Canadian dollars from our U.S. and international operations will be lower.

Transaction exposure

We have long-term debt denominated in U.S. dollars. We have designated our U.S. dollar denominated unsecured senior notes as a hedge against the net asset position of our U.S. and foreign operations. This debt is converted at the exchange rate in effect at the period end dates with the resulting gains or losses included in the statement of comprehensive income. If the Canadian dollar strengthens against the U.S. dollar, we will incur a foreign exchange gain from the translation of this debt. Similarly, if the Canadian dollar weakens against the U.S. dollar, we will incur a foreign exchange loss from the translation of this debt. The vast majority of our international operations are transacted in U.S. dollars or U.S. dollar-pegged currencies. Transactions for our Canadian operations are primarily transacted in Canadian dollars. We occasionally purchase goods and supplies in U.S. dollars for our Canadian operations, and we maintain U.S. dollar cash in our Canadian operations.

We may be unable to access additional financing

We may need to obtain additional debt or equity financing in the future to support ongoing operations, undertake capital expenditures, repay existing or future debt including the Senior Credit Facility and the Senior Note Indentures, or pursue acquisitions or other business combination transactions. Volatility or uncertainty in the credit markets and inflationary pressure may increase costs associated with issuing debt or equity, and there is no assurance that we will be able to access additional financing when we need it, or on terms we find acceptable or favourable. Such volatility and uncertainty may be adversely impacted by potential negative perception of investing in the hydrocarbon industry. If we are unable to obtain financing to support ongoing operations or to fund capital expenditures, acquisitions, debt repayments, or other business combination transactions, it could limit growth and may have a material adverse effect on our business, financial condition, results of operations, and cash flow. See also “Our business could be negatively affected as a result of actions of activist shareholders and some institutional investors may be discouraged from investing in the industry we operate in.”

Increasing interest rates may increase our cost of borrowing

Increases to the Canadian or United States benchmark interest rates may have an impact on our cost of borrowing under our Senior Credit Facility, Real Estate Credit Facilities and any debt financing we may negotiate. Actions by central banks to increase benchmark interest rates in reaction to inflation may increase our cost of borrowing and make the terms of borrowing less favourable to us.

Risks associated with turnkey drilling operations could adversely affect our business

We earn some of our revenue from turnkey drilling contracts. We expect that turnkey drilling will continue to be part of our service offering; however, turnkey contracts pose substantially more risk than wells drilled on a daywork basis. Under a typical turnkey drilling contract, we agree to drill a well for a customer to a specified depth and under specified conditions for a fixed price. We typically provide technical expertise and engineering services, as well as most of the equipment required for the drilling of turnkey wells and use subcontractors for related services. We typically do not receive progress payments and are entitled to payment by the customer only after we have met the full terms of the drilling contract. We sometimes encounter difficulties on wells and incur unanticipated costs, and not all the costs are covered by insurance. As a result, under turnkey contracts, we assume most of the risks associated with drilling operations that are generally assumed by customers under a daywork contract. Operating cost overruns or operational difficulties and higher contractual liabilities on turnkey jobs could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Mergers and acquisitions entail numerous risks and may disrupt our business or distract management

We consider and evaluate mergers and acquisitions of, or significant investments in, complementary businesses and assets as part of our business strategy. Mergers and acquisitions involve numerous risks, including unanticipated costs and liabilities, difficulty in integrating the operations and assets of the merged or acquired business, the ability to properly access and maintain an effective internal control environment over a merged or acquired company to comply with public reporting requirements, potential loss of key employees and customers of the merged or acquired companies, and an increase in our expenses and

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working capital requirements. Any merger or acquisition could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We may incur substantial debt to finance future mergers and acquisitions and also may issue equity securities or convertible securities for mergers and acquisitions. Debt service requirements could be a burden on our results of operations and financial condition. We would also be required to meet certain conditions to borrow money to fund future mergers and acquisitions. Mergers and acquisitions could also divert the attention of management and other employees from our day-to-day operations and the development of new business opportunities. Even if we are successful in integrating future mergers and acquisitions into our operations, we may not derive the benefits such as operational, financial, or administrative synergies we expect from mergers and acquisitions, which may result in us committing capital resources and not receiving the expected returns. Additionally, failing to pursue appropriate mergers when opportune may also pose a risk to our competitive positioning and growth potential. We may not be able to continue to identify attractive acquisition opportunities or successfully acquire identified targets.

Our operations face risks of interruption and casualty losses

Our operations face many hazards inherent in the drilling and well servicing industries, including blowouts, cratering, explosions, fires, loss of well control, loss of hole, reservoir damage, loss of directional control, damaged or lost equipment, and damage or loss from inclement weather or natural disasters. Any of these hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage, damage to the property of others, and damage to producing or potentially productive oil and natural gas formations that we drill through, which could have a material adverse effect on our business, financial condition, results of operations and cash flow. Additionally, unexpected events such as unplanned power outages, natural disasters, supply disruptions, pandemic illness or other unforeseeable circumstances could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our worldwide operations could be disrupted by terrorism, acts of war, political sanctions, earthquakes, telecommunications failures, power or water shortages, tsunamis, floods, hurricanes, typhoons, fires, extreme weather conditions (whether as a result of climate change or otherwise), medical epidemics or pandemics and other natural or manmade disasters or catastrophic events, for some of which may be self-insured. The occurrence of any of these business disruptions could result in difficulties in transporting our crews, hiring or managing personnel as well as other significant losses, that may adversely affect our business, financial conditions, results of operations and cash flow, and require substantial expenditures and recovery time in order to fully resume operations.

Generally, drilling and service rig contracts separate the responsibilities of a drilling or service rig company and the customer. We try to obtain indemnification from our customers by contract for some of these risks even though we also have insurance coverage to protect us. We cannot assure, however, that any insurance or indemnification agreements will adequately protect us against liability from all the consequences described above. If there is an event that is not fully insured or indemnified against, or a customer or insurer does not meet its indemnification or insurance obligations, it could result in substantial losses. In addition, we may not be able to get insurance to cover any or all these risks, or the coverage may not be adequate. Insurance premiums or other costs may rise significantly in the future, making the insurance prohibitively expensive or uneconomic. Significant events, including terrorist attacks in the U.S., wildfires, flooding, severe hurricane damage and well blowout damage in the U.S. Gulf Coast region, have resulted in significantly higher insurance costs, deductibles and coverage restrictions. When we renew our insurance, we may decide to self-insure at higher levels and assume increased risk to reduce costs associated with higher insurance premiums.

Business in our industry is seasonal and highly variable

Seasonal weather patterns in Canada and the northern U.S. affect activity in the oilfield services industry. During the spring months, wet weather and the spring thaw make the ground unstable, so municipalities and counties and provincial and state transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment. This reduces activity and highlights the importance of the location of our equipment prior to the imposition of the road bans. The timing and length of road bans depend on weather conditions leading to the spring thaw and during the thawing period.

Additionally, certain oil and natural gas producing areas are located in parts of western Canada that are only accessible during the winter months because the ground surrounding or containing the drilling sites in these areas consists of terrain known as muskeg. Rigs and other necessary equipment cannot cross this terrain to reach the drilling site until the muskeg freezes. Moreover, once the rigs and other equipment have been moved to a drilling site, they may become stranded or be unable to move to another site if the muskeg thaws unexpectedly. Our business activity depends, at least in part, on the severity and duration of the winter season.

Litigation and legal claims could have an adverse impact on our business

We may be subject to legal proceedings and governmental investigations from time to time related to our business and operations. Lawsuits or claims against us could have a material adverse effect on our business, financial condition, results of operations and cash flow. While we maintain insurance that may cover the cost of certain litigation or have indemnity provisions

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in our favor, we cannot assure that any insurance or indemnification agreement will cover the cost of theses liabilities, thus litigation or claims could negatively impact our business, reputation, financial condition and cash flow.

Certain of our offerings use proprietary technology and equipment which can involve potential infringement of a third party’s rights or a third party’s infringement of our rights, including rights to intellectual property. From time to time, we or our customers may become involved in disputes over infringement of intellectual property rights relating to equipment or technology owned or used by us. As a result, we may lose access to important equipment or technology, be required to cease use of some equipment or technology, be forced to modify our drilling rigs or technology, or be required to pay license fees or royalties for the use of equipment or technology. In addition, we may lose a competitive advantage in the event we are unsuccessful in enforcing our rights against third parties, or third parties are successful in enforcing their rights against us. As a result, any technology disputes involving us or our customers or supplying vendors could have a material adverse impact on our business, financial condition and results of operations.

Unionization efforts and labor regulations could materially increase our costs or limit our flexibility

Efforts may be made from time to time to unionize portions of our workforce. We may be subject to strikes or work stoppages and other labor disruptions in connection with unionization efforts or renegotiation of existing contracts with unions. Unionization efforts, if successful, new collective bargaining agreements or work stoppages could materially increase our labor costs, reduce our revenues and adversely impact our operations and cash flow.

There are risks associated with increased capital expenditures

The timing and amount of capital expenditures we incur, including those related to our AlphaTM technologies and EverGreenTM suite of environmental solutions, will directly affect the amount of cash available. The cost of equipment generally escalates as a result of high input costs during periods of high demand for our drilling rigs and oilfield services equipment and other factors. There is no assurance that we will be able to recover higher capital costs through rate increases to our customers.

A successful challenge by the tax authorities of expense deductions could negatively affect the value of our common shares

Taxation authorities may not agree with the classification of expenses we or our subsidiaries have claimed, or they may challenge the amount of interest expense deducted. If the taxation authorities successfully challenge our classifications or deductions, it could have a material adverse effect on our business financial condition, results of operations and cash flow.

Losing key management could reduce our competitiveness and prospects for future success

Our future success and growth depend partly on the expertise and experience of our key management. There is no assurance that we will be able to retain key management. Losing these individuals could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our assessment of capital assets for impairment may result in a non-cash charge against our consolidated net income

We are required to assess our capital asset balance for impairment when certain internal and external factors indicate the need for further analysis. When assessing impairment triggers and calculating impairment it is based on management’s estimates and assumptions. We may consider several factors, including any declines in our share price and market capitalization, lower future cash flow and earnings estimates, significantly reduced or depressed markets in our industry, and general economic conditions, among other things. Any impairment write-down to capital assets would result in a non-cash charge against net earnings, which could be material.

Our credit ratings may change

Credit ratings affect our financing costs, liquidity and operations over the long term and are intended as an independent measure of the credit quality of long-term debt. Credit ratings affect our ability to obtain short and long-term financing and the cost of this financing, and our ability to engage in certain business activities cost-effectively.

If a rating agency downgrades our current corporate credit rating or rating of debt, or changes our credit outlook to negative, it could have an adverse effect on our financing costs and access to liquidity and capital.

The price of our common shares can fluctuate

Several factors can cause volatility in our share price, including increases or decreases in revenue or earnings, changes in revenue or earnings estimates by the investment community, failure to meet analysts’ expectations, changes in credit ratings, and speculation in the media or investment community about our financial condition or results of operations. General market conditions, the perception of the industry we operate in and service and Canadian, U.S. or international economic and social factors and political events unrelated to our performance may also affect the price of our shares. Investors should therefore not rely on past performance of our shares to predict the future performance of our shares or financial results. At times when our share price is relatively low, we may be subject to takeover attempts by certain companies or institutions acting opportunistically.

While there is currently an active trading market for our shares in the United States and Canada, we cannot guarantee that an active trading market will be sustained in either country. There could cease to be an active trading market due to, among other

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factors, minimum listing requirements of stock exchanges. If an active trading market in our shares is not sustained, the trading liquidity of our shares will be limited and the market value of our shares may be reduced.

Selling additional shares could affect share value

While we have a normal course issuer bid in place under which we may acquire our own shares, in the future, we may issue additional shares to fund our needs or those of other entities owned directly or indirectly by us, as authorized by the Board. We do not need shareholder approval to issue additional shares, except as may be required by applicable stock exchange rules, and shareholders do not have any pre-emptive rights related to share issues (see Capital Structure on page 21).

As a foreign private issuer in the U.S., we may file less information with the SEC than a company incorporated in the U.S.

As a foreign private issuer, we are exempt from certain rules under the United States Exchange Act of 1934 (the Exchange Act) that impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. Our directors, officers and principal shareholders are also exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. We are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material non-public information. As a result, there may be less publicly available information about us than U.S. public companies and this information may not be provided as promptly. In addition, we are permitted, under a multi-jurisdictional disclosure system adopted by the U.S. and Canada, to prepare our disclosure documents in accordance with Canadian disclosure requirements, including preparing our financial statements in accordance with International Financial Reporting Standards (IFRS), which differs in some respects from U.S. GAAP. We are required to assess our foreign private issuer status under U.S. securities laws annually at the end of the second quarter. If we were to lose our status as a foreign private issuer under U.S. securities laws, we would be required to comply with U.S. securities and accounting requirements.

We have retained liabilities from prior reorganizations

We have retained all liabilities of our predecessor companies, including liabilities relating to corporate and income tax matters.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors

Management does not believe we are or will be treated as a passive foreign investment company (PFIC) for U.S. tax purposes. However, because PFIC status is determined annually and will depend on the composition of our income and assets from time to time, it is possible that we could be considered a PFIC in the future. This could result in adverse U.S. tax consequences for a U.S. investor. In particular, a U.S. investor would be subject to U.S. federal income tax at ordinary income rates, plus a possible interest charge, for any gain derived from a disposition of common shares, as well as certain distributions by us. In addition, a step-up in the tax basis of our common shares would not be available if an individual holder dies.

An investor who acquires 10% or more of our common shares may be subject to taxation under the controlled foreign corporation (CFC) rules.

Under certain circumstances, a U.S. person who directly or indirectly owns 10% or more of the voting power of a foreign corporation that is a CFC (generally, a foreign corporation where 10% or more U.S. shareholders own more than 50% of the voting power or value of the stock of the foreign corporation) for 30 straight days or more during a taxable year and who holds any shares of the foreign corporation on the last day of the corporation’s tax year must include in gross income for U.S. federal income tax purposes its pro rata share of certain income of the CFC even if the income is not distributed to the person. We are not currently a CFC, but this could change in the future.

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OUR DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Our by-laws provide that the Board has full, absolute and exclusive power, control, authority and discretion to manage Precision’s business and affairs, subject to the rights of our shareholders. Directors are elected at each annual meeting of shareholders for a one-year term or, subject to our constating documents and applicable laws, appointed by the Board to hold office until the next annual meeting. The table below provides information about each director, including his or her name, place of residence, current position with Precision and principal occupation during the last five years.

Name and Place of Residence	Position Held with Precision	Principal Occupation During the Last Five Years
Michael R. Culbert Calgary, Alberta Canada	Director, since December 2017 ▪ Member, Audit Committee ▪ Member, Human Resources and Compensation Committee ▪ Also attends management committee known as the HSE and Corporate Responsibility Council	Currently a corporate director. Currently serves on the board of TC Energy. Previously Vice Chairman of PETRONAS Energy Canada Ltd. and served on the board of Enerplus Corporation from 2014 to 2020.
William T. Donovan North Palm Beach, Florida United States	Director, since December 2008 ▪ Member, Audit Committee (Chair since May 2020) ▪ Member, Corporate Governance, Nominating and Risk Committee	Currently a private equity investor and corporate director. Currently serves on the board of Silgan Holdings, Inc.
Steven W. Krablin Houston, Texas United States	Director, since May 2015 and Chairman of the Board since May 2017 ▪ Member, Audit Committee ▪ Member, Corporate Governance, Nominating and Risk Committee ▪ Member, Human Resources and Compensation Committee	Currently a private investor and corporate director. Previously served on the boards of Chart Industries Inc. from 2006 to 2022 and Hornbeck Offshore Services, Inc. from 2005 to 2020.
Lori A. Lancaster New York, New York United States	Director, since October 2022 ▪ Member, Audit Committee ▪ Member, Corporate Governance, Nominating and Risk Committee

Currently a corporate director.

Currently serves on the boards of Vital Energy Inc. and Intrepid Potash Inc.

Previously served on the boards of HighPoint Resources Corporation from 2018 to 2021 and Energen Corporation from 2017 to 2018.

Susan M. MacKenzie Calgary, Alberta Canada	Director, since September 2017 ▪ Member, Corporate Governance, Nominating and Risk Committee (Chair since May 2020) ▪ Member, Human Resources and Compensation Committee

Currently a corporate director.

Currently serves on the board of MEG Energy Corporation.

Previously served on the boards of Freehold Royalties Ltd. from 2014 to 2022, Transglobe Energy from 2014 to 2020 and Enerplus Corporation from 2011 to 2023.

Kevin O. Meyers, Ph.D. Anchorage, Alaska United States	Director, since September 2011 ▪ Member, Corporate Governance, Nominating and Risk Committee ▪ Member, Human Resources and Compensation Committee (Chair since May 2012)

Currently an independent energy consultant and corporate director.

Currently serves on the boards of Denbury Inc. and Hess Corporation.

Previously served on the boards of Denbury Resources Inc. from 2011 to 2020 and Hornbeck Offshore Resources Inc. from 2011 to 2022.

David W. Williams Spring, Texas United States	Director, since September 2018 ▪ Member, Audit Committee ▪ Member, Human Resources and Compensation Committee ▪ Also attends management committee known as the HSE and Corporate Responsibility Council	Currently a corporate director.
Kevin A. Neveu Houston, Texas United States	President and Chief Executive Officer and Director, since August 2007	Currently President and Chief Executive Officer and a director of Precision.

42 Precision Drilling Corporation 2023 Annual Information Form

Other Important Information About the Directors

No director or executive officer is or has been a director, chief executive officer, or chief financial officer of any company in the last 10 years that during their term or after leaving the role if the triggering event occurred during their term was:

▪
the subject of a cease trade order (or similar order), or
▪
denied access to any exemption under securities legislation (for more than 30 consecutive days).

In addition, except as set out below, no director or executive officer, nor any shareholder holding a sufficient number of Precision shares to materially affect control of Precision, is or has been:

▪
personally, or a director or executive officer of a company in the last 10 years that, during their term or within a year of leaving the role:
▪
became bankrupt
▪
made a proposal under any bankruptcy or insolvency laws
▪
was subject to or instituted any proceedings, arrangement or compromise with creditors, or
▪
had a receiver, receiver manager or trustee appointed to hold its assets.
▪
personally:
▪
subject to penalties or sanctions imposed by a court related to Canadian securities legislation or a Canadian securities regulatory authority
▪
party to a settlement with a Canadian securities regulatory authority, or
▪
subject to any other penalties or sanctions imposed by a court or regulatory body that a reasonable investor would consider important.

Lori A. Lancaster served on the board of HighPoint Resources Corporation (HighPoint Resources). On March 14, 2021, HighPoint Resources filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the District of Delaware as part of a pre-packaged plan of reorganization. On April 1, 2021, HighPoint Resources successfully completed its merger with Bonanza Creek Energy Inc. (Bonanza Creek). Ms. Lancaster no longer sits on the board of HighPoint Resources.

Kevin O. Meyers, Ph.D. has served on the board of Denbury Resources (Denbury). On July 30, 2020, Denbury filed a voluntary petition for Chapter 11 bankruptcy of the United States Bankruptcy Code in the Bankruptcy Court for the Southern District of Texas (Houston Division) to pursue a plan of reorganization. On September 18, 2020, Denbury emerged from bankruptcy as Denbury, Inc. Dr. Meyers served on the board of Denbury Inc. until November 2023.

Steven W. Krablin and Kevin O. Meyers served on the board of Hornbeck Offshore Services Inc. (Hornbeck). On May 19, 2020, Hornbeck filed a voluntary petition for Chapter 11 bankruptcy of the United States Bankruptcy Code in the Bankruptcy Court for the Southern District of Texas (Houston Division) to pursue a plan of reorganization. On September 4, 2020, Hornbeck emerged from bankruptcy and appointed new directors. Mr. Krablin did not seek reappointment to the Hornbeck board in 2020. Hornbeck Offshore Services, Inc. became a private corporation in September 2020. Dr. Meyers served on the Hornbeck board until August 2022.

Kevin A. Neveu served on the board of Bonanza Creek. On January 4, 2017, Bonanza Creek and certain of its subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the District of Delaware to pursue a plan of reorganization. On April 28, 2017, Bonanza Creek emerged from bankruptcy proceedings and appointed a new board of directors. Mr. Neveu no longer sits on the board of Bonanza Creek.

Steven W. Krablin served on the board of Penn Virginia Corporation (Penn Virginia). On May 12, 2016, Penn Virginia filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the Eastern District of Virginia to pursue a plan of reorganization. On September 12, 2016, Penn Virginia emerged from bankruptcy proceedings and appointed a new board of directors. Mr. Krablin no longer sits on the board of Penn Virginia.

Our directors and officers annually disclose any potential conflict of interest. From time to time, directors and officers will face potential conflicts of interest related to our business. Any conflicts are subject to the procedures and remedies set out under the Business Corporations Act (Alberta). If directors find themselves in a conflict of interest, they are required to advise the Chair of the Board and abstain from participating in any discussions and voting on the matter or excuse themselves from the meeting.

Precision Drilling Corporation 2023 Annual Information Form 43

OUR BOARD COMMITTEES

Corporate Governance, Nominating and Risk Committee (CGNRC)

The CGNRC currently has five members, and all are independent directors:

▪
Susan M. MacKenzie (chair), William T. Donovan, Steven W. Krablin, Lori A. Lancaster, and Dr. Kevin O. Meyers

The CGNRC is responsible for overseeing compliance with current governance requirements and monitoring emerging issues, developing and implementing best governance practices, and overseeing our approach to enterprise risk management. It is also responsible for conducting director assessments and developing director compensation programs.

Human Resources and Compensation Committee (HRCC)

The HRCC currently has five members, and all are independent directors:

▪
Dr. Kevin O. Meyers (chair), Michael R. Culbert, Steven W. Krablin, Susan M. MacKenzie, and David W. Williams

The HRCC is responsible for human resources and compensation governance, employee-wide programs and all matters relating to executive compensation.

Audit Committee

The Audit Committee currently has five members, and all are independent directors:

▪
William T. Donovan (chair), Michael R. Culbert, Steven W. Krablin, Lori A. Lancaster, and David W. Williams

The Audit Committee is a standing committee appointed by the Board to assist it in fulfilling its oversight responsibilities with respect to financial reporting, internal control systems and the external auditors.

Each member of the Audit Committee must be independent and financially literate to meet regulatory requirements in Canada, the U.S. and the NYSE corporate governance standards. The Board looks at the director’s ability to read and understand the financial statements of a business similar in complexity to Precision to determine whether a director is financially literate. The Board has determined that each member of the Audit Committee is independent and financially literate within the meaning of National Instrument 52-110 and the corporate governance standards of the NYSE.

Mr. Culbert, Mr. Donovan, Mr. Krablin, Ms. Lancaster, and Mr. Williams are all considered audit committee financial experts under SEC rules. They meet the requirements because of their training and experience.

Relevant Education and Experience

Each Audit Committee member has general business experience and education relevant to performing their responsibilities as a member of the committee:

▪
William T. Donovan (Chair) is a private equity investor, a director of several private companies and currently serves on the audit committee of another public company. He was Chairman of the Board of Rockland Industrial Holdings, LLC of Milwaukee, Wisconsin from April 2006 until December 2013. He was a director of Grey Wolf, Inc. and served as Chair of the Audit Committee from 1997 until it was acquired by Precision Drilling Trust in December 2008. He was the President, Chief Executive Officer and Director of Total Logistics, Inc. prior to February 2005, and President, Chief Financial Officer and Director of Christiana Companies, Inc. prior to February 1999. Mr. Donovan has a B.Sc. degree and an MBA from the University of Notre Dame. Mr. Donovan was appointed to the Audit Committee in December 2008.
▪
Michael R. Culbert is a corporate director and has over 26 years of experience as a senior executive in the energy sector. He is the former Vice Chairman of PETRONAS Energy Canada Ltd., formerly Progress Energy Canada Ltd. (PECL), a wholly owned subsidiary of PETRONAS, Malaysia’s integrated energy corporation. He was previously President and CEO of PECL and President of Pacific NorthWest LNG and Vice President of Marketing and Business Development at Encal Energy Ltd. He currently serves on the audit committee of another public company. Mr. Culbert has a Bachelor of Science degree in Business Administration from Emmanuel College. Mr. Culbert was appointed to the Audit Committee in December 2017.
▪
Steven W. Krablin is a private investor and corporate director and has over 40 years of experience as a corporate executive in the energy industry. He was President, Chief Executive Officer and Chairman of the Board of T-3 Energy Services, Inc. from March 2009 until the sale of the company in January 2011. He also served as Chief Financial Officer of National Oilwell, Inc. and Enterra Corporation. Mr. Krablin received a BSBA (Accounting major) degree from the University of Arkansas and is a retired certified public accountant (CPA). Mr. Krablin was appointed to the Audit Committee in May 2015.
▪
Lori A. Lancaster has over 25 years of experience as a strategic and financial advisor to the global natural resources sector. As a former senior energy investment banker, Ms. Lancaster has extensive knowledge and transaction experience in North American equity and debt capital markets, global corporate and asset level mergers & acquisitions.

44 Precision Drilling Corporation 2023 Annual Information Form

Ms. Lancaster’s energy investment banking career included roles as Managing Director in the Global Energy Groups of both UBS Securities and Nomura Securities International. She has also served as a Managing Director in the Global Natural Resources group of Goldman Sachs & Co. and early in her career held positions with J.P. Morgan & Co. and NationsBank Corporation. Ms. Lancaster received a Bachelor of Business Administration degree from Texas Christian University and an MBA degree from the University of Chicago Booth School of Business. Ms. Lancaster was appointed to the Audit Committee in October 2022.
▪
David W. Williams is a corporate director and has over 35 years of experience in the offshore drilling industry. He was Chairman, President and Chief Executive Officer of Noble Corporation from January 2008 until his retirement in January 2018. Previously, he was Executive Vice President of Diamond Offshore Drilling, Inc. Mr. Williams has served as a member of the Executive Committee and as Chairman of the International Association of Drilling Contractors, and as a board member of the American Petroleum Institute where he was a member of the Executive Committee and served as Chairman of the General Membership Committee from 2012 to 2013. Mr. Williams served as a member of the National Petroleum Council, the Society of Petroleum Engineers and the American Bureau of Shipping. Mr. Williams currently serves on the Dean’s Advisory Board of the Mays Business School at Texas A&M University, the Houston Museum of Natural Science Board of Trustees, and the board of The Children’s Assessment Center Foundation. Mr. Williams earned a Bachelor of Business Administration degree in Marketing from Texas A&M University. Mr. Williams was appointed to the Audit Committee in September 2018.

Pre-Approval Policies and Procedures

Under the committee charter, the Audit Committee recommends the external auditors’ terms of engagement and fees to the Board for approval. It must also review and pre-approve all permitted non-audit services that will be provided by the auditors, or any of its affiliated entities, to us or any of our affiliates, subject to minimum approval level exceptions under applicable law.

The Audit Committee is required to pre-approve services to be performed by the external auditors and specified certain services that the auditors are prohibited from performing. Management, together with the external auditors, must prepare a list of the proposed services for the coming year and submit it to the committee for its review and approval. If the list includes services that have not been pre-approved by the committee, the chair of the Audit Committee or other designated member has the authority to pre-approve the services, as long as they are presented to the full committee for ratification at the next scheduled meeting. The Audit Committee receives an update on the status of any pre-approved services at each regularly scheduled meeting.

Since these procedures were implemented, 100% of each of the services provided by the external auditors relating to the fees reported as audit, audit-related, tax and all other fees have been pre-approved by the Audit Committee or a designated member.

See Appendix on page 50, for the full text of our Audit Committee Charter.

Audit Fees

The table below shows the fees billed to us and our affiliates for professional services provided by KPMG LLP, our external auditors, in fiscal 2023 and 2022:

Year ended December 31	2023	2022
Audit fees for professional audit services	$1,606,079	$1,359,189
Audit-related fees for assurance and other services that relate to the performance of the audit or review of our financial statements and are not reported as audit fees	—	—
Tax fees for tax advisory, tax compliance and tax planning services, including assistance with preparing Canadian federal and provincial income tax returns and international tax advisory services	431,742	260,453
All other fees for products and services other than those disclosed above	14,952	3,487
Total	$2,052,773	$1,623,129

Precision Drilling Corporation 2023 Annual Information Form 45

OUR EXECUTIVE OFFICERS

The table below provides information about each executive officer, including his or her name, place of residence, current positions and offices with Precision, and principal occupation during the last five years:

Name and Place of Residence	Current Position with Precision and Positions Held During the Last Five Years
Kevin A. Neveu Houston, Texas, United States	President and Chief Executive Officer since January 2007.
Carey T. Ford Houston, Texas, United States	Chief Financial Officer since March 2022. Senior Vice President and Chief Financial Officer from May 2016 to March 2022.
Veronica H. Foley Houston, Texas, United States	Chief Legal and Compliance Officer since March 2022. Senior Vice President, General Counsel and Corporate Secretary from May 2016 to March 2022.
Shuja U. Goraya Houston, Texas, United States	Chief Technology Officer since July 2018.
Darren J. Ruhr Houston, Texas, United States	Chief Administrative Officer since July 2018.
Gene C. Stahl Houston, Texas, United States	President, North American Drilling since February 2023. Chief Marketing Officer from May 2019 to February 2023. President, Drilling Operations from September 2008 to May 2019.

As at December 31, 2023, our directors and executive officers as a group beneficially owned, or controlled or directed, directly or indirectly, 345,932 common shares (approximately 2.41% of our issued and outstanding common shares).

None of our directors, executive officers, or any shareholder who beneficially owns, controls or directs, directly or indirectly, more than 10% of our outstanding common shares, or any of their known associates or affiliates, have had a direct or indirect material interest in any transaction affecting us in the three most recently completed financial years or in 2024 to the date of this AIF, or in any proposed transaction that has had or is reasonably expected to have a material effect on Precision.

46 Precision Drilling Corporation 2023 Annual Information Form

OTHER MATERIAL INFORMATION

INTERESTS OF EXPERTS

KPMG LLP (KPMG) is the auditor of Precision. KPMG has confirmed that they are independent from Precision within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and that they are independent accountants with respect to Precision under all relevant U.S. professional and regulatory standards.

MATERIAL CONTRACTS

Other than contracts we entered in the ordinary course of business, we had four material contracts in effect at the end of 2023: Senior Credit Facility Agreement and amendments thereto, 2026 Note Indenture, 2029 Note Indenture, and Shareholder Rights Plan Agreement.

For details of our Senior Credit Facility Agreement and amendments thereto and each of the Note Indentures, see Capital Structure – Material Debt on page 25. For details of our Shareholder Rights Plan Agreement, see Capital Structure – Common Shares – Shareholder Rights Plan on page 22. We filed copies of these contracts on SEDAR and on EDGAR.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

We are not a party to, and our properties are not the subject of, any material legal proceedings. We are also not aware of any potential material legal proceedings. We have not entered into any settlement agreements or been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (MD&A) of our financial condition and results of operation relating to our consolidated financial statements for the fiscal year ended December 31, 2023, forms part of our 2023 Annual Report and is incorporated by reference in this AIF. The MD&A appears on pages 2 to 41 of our 2023 Annual Report.

TRANSFER AGENT AND REGISTRAR

Computershare, located in Calgary, Alberta, is the transfer agent and registrar of our common shares. In the U.S., our co-transfer agent is Computershare Trust Company NA located in Canton, Massachusetts.

ADDITIONAL INFORMATION ABOUT PRECISION

Additional information about Precision is available on our website and on SEDAR. Copies are also available from us free of charge by contacting our Corporate Secretary:

Precision Drilling Corporation 800, 525 – 8th Avenue SW Calgary, Alberta, Canada T2P 1G1	Phone: Email:	403.716.4500 corporatesecretary@precisiondrilling.com

You can find additional information about Precision in the following documents:

▪
our Management Information Circular (including information about director and officer compensation and indebtedness and shares authorized for issuance under Precision’s equity compensation plans) for the most recent annual meeting of shareholders, which was held on May 12, 2023.
▪
our 2023 Annual Report containing our Annual Consolidated Financial Statements and MD&A for the year ended December 31, 2023.

ABOUT REGISTERED TRADEMARKS

We own registered trademarks, service marks and trade names that we use in our business including, but not limited to, Precision Drilling Corporation, Precision Drilling, PD logo and design, Grey Wolf, Super Series, Precision Super Single, Super Triple, AlphaTM, AlphaAutomationTM, AlphaAppsTM, AlphaAnalyticsTM and EverGreenTM. Although the trademarks, service marks and trade names referred to in this AIF or the documents incorporated by reference may be listed without the ®, SM and TM symbols for convenience, we will assert our rights to them to the fullest extent under the law.

Precision Drilling Corporation 2023 Annual Information Form 47

FINANCIAL MEASURES AND RATIOS

NON-GAAP FINANCIAL MEASURES

We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA

We believe Adjusted EBITDA (earnings before income taxes, gain on repurchase of unsecured senior notes on acquisition, loss (gain) on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization), as reported in our Consolidated Statements of Net Earnings (Loss), is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings (loss).

NON-GAAP RATIOS
We reference certain additional non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Net Debt to Adjusted EBITDA

We believe that the Net Debt (long-term debt less cash, as reported in our Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication to the number of years it would take for us to repay our debt obligations. See Financial Measures and Ratios in our MD&A for the year-ended December 31, 2023, which is available on SEDAR+ at www.sedarplus.ca.

SUPPLEMENTARY FINANCIAL MEASURES
We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Capital Spending by Spend Category

We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles. See Financial Measures and Ratios in our MD&A for the year-ended December 31, 2023, which is available on SEDAR+ at www.sedarplus.ca.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION AND STATEMENTS

We disclose forward-looking information to help current and prospective investors understand our future prospects.

Certain statements contained in this AIF, including statements that contain words such as could, should, can, anticipate, estimate, intend, plan, expect, believe, will, may, continue, project, potential and similar expressions and statements relating to matters that are not historical facts constitute forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, forward-looking information and statements).

Our forward-looking information and statements in this AIF include, but are not limited to, the following:

▪
our outlook on oil and natural gas prices
▪
our expectations about drilling activity in North America and the Middle East and the market demand for drilling rigs
▪
anticipated demand for our drilling rigs
▪
plans for returns of capital to shareholders
▪
customer adoption of AlphaTM technologies and EverGreenTM suite of environmental solutions
▪
our future debt reduction plans
▪
expectations for implementation of additional EverGreenTM solutions systems
▪
addition of a new female director to our Board in 2024
▪
the potential impact liquified natural gas export development could have on North American drilling activity
▪
our ability to remain compliant with our Senior Credit Facility and Real Estate Credit Facilities financial debt covenants
▪
our ability to react to customer spending plans as a result of changes in oil and natural gas prices
▪
target Net Debt to Adjusted EBITDA, and
▪
the impact of an increase/decrease in capital spending.

48 Precision Drilling Corporation 2023 Annual Information Form

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

▪
the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets
▪
the status of current negotiations with our customers and vendors
▪
customer focus on safety performance
▪
existing term contracts are neither renewed nor terminated prematurely
▪
continued market demand for our drilling rigs
▪
our ability to deliver rigs to customers on a timely basis
▪
the impact of climate change on our business
▪
the general stability of the economic and political environments globally and in the jurisdictions where we operate, and
▪
the impact of an increase/decrease in capital spending.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

▪
volatility in the price and demand for oil and natural gas
▪
fluctuations in the level of oil and natural gas exploration and development activities
▪
fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services
▪
our customers’ inability to obtain adequate credit or financing to support their drilling and production activity
▪
changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage
▪
shortages, delays and interruptions in the delivery of equipment supplies and other key inputs
▪
liquidity of the capital markets to fund customer drilling programs
▪
availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed
▪
the physical, regulatory and transition impacts of climate change
▪
the impact of weather and seasonal conditions on operations and facilities
▪
competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services
▪
ability to improve our rig technology to improve drilling efficiency
▪
public health crises that impact demand for our services and our business
▪
general political, economic, market or business conditions
▪
the availability of qualified personnel and management
▪
a decline in our safety performance which could result in lower demand for our services
▪
business interruptions related to cybersecurity risks
▪
changes to, and new laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas
▪
terrorism, social, civil and political unrest globally or in the foreign jurisdictions where we operate
▪
fluctuations in foreign exchange, interest rates and tax rates, and
▪
other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. You can find more information about these and other factors that could affect our business, operations or financial results in this AIF under Risks in Our Business, starting on page 29 and in other reports on file with securities regulatory authorities from time to time which you can find in our profile on SEDAR+ (www.sedarplus.ca) or in our profile on EDGAR (www.sec.gov).

All of the forward-looking information and statements made in this AIF are expressly qualified by these cautionary statements. There can be no assurance that actual results or developments that we anticipate will be realized. We caution you not to place undue reliance on forward-looking information and statements. The forward-looking information and statements made in this AIF are made as of the date hereof. We will not necessarily update or revise this forward-looking information as a result of new information, future events or otherwise, unless we are required to by securities law.

Forward-looking information and statements in this AIF may also address our sustainability plans and progress. The inclusion of these statements is not an indication that these contents are necessarily material to investors and certain standards for measuring progress for sustainability are still developing (including for emissions disclosures).

Precision Drilling Corporation 2023 Annual Information Form 49

APPENDIX

AUDIT COMMITTEE CHARTER

Purpose

The purpose of this document is to establish the terms of reference of the Audit Committee (the Committee) of Precision Drilling Corporation (the Corporation). The Committee is a permanent committee of the Board of Directors of the Corporation (the Board of Directors) appointed to assist the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting by the Corporation. Responsibility for accounting for transactions and internal control over financial reporting lies with senior management (Management) of the Corporation.

The requirement to have an audit committee is established in Section 171 of the Business Corporations Act (Alberta) and, in addition, is required pursuant to National Instrument 52-110 – Audit Committees, as adopted by the Canadian Securities Administrators and the United States Securities Exchange Act of 1934 (the Exchange Act), as amended for issuers listed on the New York Stock Exchange (the NYSE).

The Committee shall assist the Board of Directors in fulfilling its oversight responsibilities with respect to:

▪
the integrity of financial reporting to the Shareholders of the Corporation (the Shareholders) and to the Corporation’s other stakeholders including investors, customers, suppliers and employees;
▪
the integrity of the accounting and financial reporting process and system of controls, including the internal and external audit processes;
▪
the Corporation’s compliance with legal and regulatory requirements as they relate to financial reporting matters;
▪
the external auditor’s qualifications and independence;
▪
the reporting protocol and independence of the internal auditor of the Corporation (Audit Services);
▪
the work and performance of the Corporation’s financial management, Audit Services’ function and its external auditor; any other matter specifically delegated to the Committee by the Board of Directors or mandated under applicable laws, rules and regulations as well as the listing standards of the Toronto Stock Exchange (the TSX) and the NYSE;
▪
the Corporation’s compliance with ethical standards adopted by the Corporation through the oversight of the PD EthicsLine; and
▪
the Corporation’s approach, strategy, performance and reporting on environmental, social and governance (ESG) risks and their impact on the Corporation’s financial statements and related internal controls.

Committee Responsibilities

The Committee shall:

Annual and Quarterly Financial Statements

▪
review and discuss with Management and the external auditor the annual and interim financial statements of the Corporation and related notes and management’s discussion and analysis and make recommendations to the Board of Directors for their approval;
▪
ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of those procedures;
▪
review and oversee the work of the external auditor for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between Management and the external auditor regarding financial reporting;
▪
review and discuss with Management and the external auditor, as applicable:
▪
all critical accounting policies and practices to be used in the annual audit;
▪
major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;
▪
analyses prepared by Management or the external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative International Financial Reporting Standards (IFRS) methods on the financial statements of the Corporation and any other opinions sought by Management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item;
▪
any problems, difficulties or differences encountered in the course of the audit work or restrictions on the scope of the external auditor’s activities or access to requested information and Management’s response thereto;

50 Precision Drilling Corporation 2023 Annual Information Form

▪
the effect of regulatory and accounting initiatives on the financial statements of the Corporation and other financial disclosures;
▪
any reserves, accruals, provisions or estimates that may have a significant effect upon the financial statements of the Corporation;
▪
the use of any “pro forma” or “adjusted” information not in accordance with IFRS;
▪
discuss with Management and the external auditor any accounting adjustments that were noted or proposed by the external auditor or Audit Services but were not adopted (as immaterial or otherwise) and Management or internal control letters issued or proposed to be issued by the Corporation’s external auditor and Management’s response to such letters;
▪
review other financial information included in the Corporation’s Annual Report to ensure that it is consistent with the Board of Directors’ knowledge of the affairs of the Corporation and is unbiased and non-selective;
▪
upon the Committee’s request, receive from the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Corporation a certificate certifying in respect of each annual and interim report of the Corporation the matters such officers are required to certify in connection with the filing of such reports under applicable securities laws and receive and review disclosures made by such officers regarding any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving Management or persons who have a significant role in the Corporation’s internal controls;
▪
cause to be prepared any report required by law, regulations or stock exchange requirements to be included in the Corporation’s annual and quarterly reports;

Other Financial Filings and Public Documents

▪
review and recommend to the Board of Directors types of financial information of the Corporation, including any "pro forma," "adjusted" or non-IFRS financial information and earnings guidance, contained in any filings with the securities regulators or news releases related thereto (or provided to analysts or rating agencies). Consideration should be given as to whether the information is consistent with the information contained in the financial statements of the Corporation or any subsidiary with publicly-listed securities. Such review and discussion should occur before public disclosure and may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made);

Duties Related to Capital Expenditures

▪
review and recommend to the Board of Directors requests from Management for (a) any additional unbudgeted capital and (b) any replenishment of the CEO’s and/or Chairman of the Board’s capital approval authority under the Corporation’s Corporate Policy No. 2 – Authority Levels;
▪
receive and review Authorizations for Expenditures from Management for material capital expenditures on a “Notice of Allocation” basis;

Internal Control Environment

▪
ensure that Management, in conjunction with the external auditor and Audit Services, provides to the Committee an annual assessment on the Corporation's control environment as it pertains to the Corporation's financial reporting process and controls;
▪
in coordination with the Corporate Governance, Nominating and Risk Committee’s oversight of risk, review annually (or as necessary) significant financial risks or exposures and assess the steps Management has taken to monitor, control, report and mitigate such risks to the Corporation, including the Corporation’s risk assessment and risk management policies such as use of financial derivatives and hedging activities;
▪
review significant findings prepared by the external auditor and Audit Services together with Management's responses;
▪
review, in consultation with Audit Services and the external auditor, the audit plans of Audit Services and the external auditor and enquire as to the extent the planned scope can be relied upon to detect weaknesses in internal controls, fraud or other illegal acts. The Committee will assess the coordination of audit efforts to assure completeness of coverage and the effective use of audit resources. Any significant recommendations made by the auditor for the strengthening of internal controls shall be reviewed and discussed with Management;
▪
review annually the administrative reporting protocol for the head of Audit Services;
▪
review annually the performance and compensation of Audit Services;
▪
review and approve the annual Audit Services internal audit plan and all major changes to the plan, the internal auditing budget and staffing;
▪
review the following issues with Management and the head of Audit Services:
▪
significant findings of the Audit Services group as well as Management’s response to them;
▪
any difficulties encountered in the course of their internal audits, including any restrictions on the scope of their work or access to required information;

Precision Drilling Corporation 2023 Annual Information Form 51

▪
compliance with the Institute of Internal Auditors’ Standards for the Professional Practice of Internal Auditing;
▪
review and annually approve the Audit Services Charter;
▪
approve the appointment, replacement or dismissal of the head of the Audit Services;
▪
direct the head of Audit Services to review any specific areas the Committee deems necessary;
▪
confirm and assure annually the independence of Audit Services and the external auditor;

External Auditor

▪
recommend to the Board of Directors the appointment/reappointment of the external auditor;
▪
review with the external auditor and Management the general audit approach and scope of proposed audits of the financial statements of the Corporation, the objectives, staffing, locations, co-ordination and reliance upon Management in the audit, the overall audit plans, the audit procedures to be used and the timing and estimated budgets of the audits;
▪
review the terms of the external auditor’s engagement letter and recommend to the Board of Directors the compensation to be paid by the Corporation to the external auditor;
▪
review the reasons for any proposed change in the external auditor and any other significant issues related to the change, including the response of the incumbent external auditor, and enquire as to the qualifications of the proposed external auditor before making its recommendations to the Board of Directors;
▪
be directly responsible for the retention of (including termination) and oversight of the work of any auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between Management or Audit Services and the auditor regarding financial reporting or the application of any accounting principles or practices;
▪
require the external auditor and Audit Services to report directly to the Committee;
▪
provide the external auditor with notice of every meeting of the Committee and, at the expense of the Corporation, the opportunity to attend and be heard thereat, and if so requested by a member of the Committee, require the external auditor to attend every meeting of the Committee held during the term of the office of the external auditor;
▪
approve all auditing services to be provided by the external auditor and non-audit services to be performed for the Corporation or any affiliated entities by the external auditor or any of their affiliates subject to any de minimus exception allowed by applicable law. The Committee may delegate to one or more designated independent members of the Committee the authority to pre-approve non-audit services, provided that any audit or non-audit services that have been pre-approved by any such delegate of the Committee must be presented to the Committee for ratification at its first scheduled meeting following such pre-approval;
▪
review and approve the disclosure with respect to audit and non-audit services provided by the external auditor;
▪
review with the external auditor and Management the general audit approach and scope of proposed audits of the financial statements of the Corporation, the objectives, staffing, locations, co-ordination and reliance upon Management in the audit, the overall audit plans, the audit procedures to be used and the timing and estimated budgets of the audits;
▪
discuss with the external auditor, without Management being present, (a) the external auditor’s judgment about the quality, integrity and appropriateness of the Corporation’s accounting principles and financial disclosure practices as applied in its financial reporting and (b) the completeness and accuracy of the Corporation’s financial statements;
▪
annually request and review a report from the external auditor regarding (a) the external auditor’s internal quality control procedures, (b) any material issues raised by the most recent internal quality control review, Canadian Public Accountability Board or Public Company Accounting Oversight Board or other available peer review of the external auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;
▪
review and confirm the independence of the external auditor, including all relationships between the external auditor and the Corporation;
▪
evaluate the qualifications and performance of the external auditor;
▪
review and approve hiring policies regarding partners, employees and former partners and employees of the present and former external auditor;
▪
ensure that the lead audit partner of the external auditor and the audit partner responsible for reviewing the audit are rotated at least every five years as required by the Sarbanes-Oxley Act of 2002 and Regulation S-X, and further consider rotation of the external auditor firm itself;
▪
review the results of the annual external audit, including the auditors’ report to the Shareholders and any other reports prepared by the external auditor and the informal reporting from the external auditor on accounting systems and internal controls, including Management’s response;

Other Review Items

▪
review any legal regulatory or compliance matter, claim or contingency that could have a significant impact on the financial statements of the Corporation, the Corporation’s compliance policies and any material reports, inquiries or

52 Precision Drilling Corporation 2023 Annual Information Form

other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Corporation’s financial statements;
▪
review the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Corporation’s operations;
▪
establish and periodically review procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters or other matters that could negatively affect the Corporation, such as violations of the Corporation’s Code of Business Conduct and Ethics;
▪
review with Management, Audit Services and the external auditor any significant complaints received related to disclosure, financial controls, fraud or other matters;
▪
oversee Management’s process to ensure its disclosure regarding forward looking information is appropriate and thorough;

Committee Governance

▪
annually establish a set of objectives for the Committee for the respective calendar year, with the status of such objectives to be reviewed and evaluated by the Committee on a quarterly basis;
▪
meet in an in-camera session regularly with the external auditor, the head of Audit Services, members of Management and as a Committee alone;
▪
meet in separate non-Management, closed sessions with any other internal personnel or outside advisors, as necessary or appropriate; and
▪
review annually its own performance.

In addition to the foregoing items, the Committee shall have such other powers and duties as may from time to time by resolution be assigned to it by the Board of Directors.

Limitation of Committee’s Role

While the Committee has the responsibilities and powers set forth in its Charter, it is not the duty of the Committee to prepare financial statements, plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of Management and the external auditor.

The Committee, the Chair of the Committee and any Committee members identified as having accounting or related financial expertise are members of the Board of Directors, appointed to the Committee to provide broad oversight of the financial, risk and control-related activities of the Corporation, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities.

Although the designation of a Committee member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed on such person as a member of the Committee and Board of Directors in the absence of such designation. Rather, the role of a Committee member who is identified as having accounting or related financial expertise, like the role of all Committee members, is to oversee the process, not to certify or guarantee the internal or external audit of the Corporation’s financial information or public disclosure.

Committee Structure and Authority

(a) Composition

The Committee shall consist of not less than three directors as determined by the Board of Directors, and all of whom shall qualify as independent directors pursuant to (i) National Instrument 52-110 Audit Committees (as implemented by the Canadian Securities Administrators and as amended from time to time) (NI 52-110); (ii) Section 303A.02 of the NYSE Listed Company Manual; (iii) Rule 10A-3 under the Exchange Act; and (iv) any additional requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the shares of the Corporation are listed for trading.

All members of the Committee shall be financially literate, as defined in NI 52-110, and at least one member shall have "accounting or related financial management expertise". In particular, at least one member shall have: (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience:

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▪
an understanding of generally accepted accounting principles and financial statements;
▪
the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and provisions;
▪
expertise preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities;
▪
an understanding of internal controls and procedures for financial reporting; and
▪
an understanding of audit committee functions.

Committee members may not, other than in their respective capacities as members of the Committee, the Board of Directors or any other committee of the Board of Directors, accept directly or indirectly any consulting, advisory or other compensatory fee from the Corporation or any subsidiary of the Corporation, or be an "affiliated person" (as such term is defined in the Exchange Act and the rules adopted by the U.S. Securities and Exchange Commission thereunder) of the Corporation or any subsidiary of the Corporation. For greater certainty, directors' fees and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation that are not contingent on continued service should be the only compensation an audit committee member may receive from the Corporation.

No Committee member shall serve on the audit committees of more than three other issuers without prior determination by the Board of Directors that such simultaneous service would not impair the ability of such member to serve effectively on the Committee.

(b) Appointment and Replacement of Committee Members

Each member of the Committee shall serve at the pleasure of the Board of Directors. Any member of the Committee may be removed or replaced at any time by the Board of Directors and shall automatically cease to be a member of the Committee upon ceasing to be a Director of the Corporation.

The Board of Directors may fill vacancies on the Committee by appointment from among its number. The Board of Directors shall fill any vacancy if the membership of the Committee is less than three directors. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all their power so long as a quorum.

Subject to the foregoing, the members of the Committee shall be appointed by the Board of Directors annually and each member of the Committee shall hold office until the next Annual Meeting of the Shareholders of the Corporation after his or her election or until his or her successor shall be duly qualified and appointed.

(c) Quorum

A majority of the Committee present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other shall constitute a quorum.

(d) Review of Charter and Position of the Committee Chair

The Committee shall review and reassess the adequacy of this Charter and the description of the Committee Chair description at least annually and otherwise as it deems appropriate, and recommend changes to the Board of Directors. The Committee shall reference this Charter in establishing its annual goals and meeting objectives.

(e) Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.

(f) Reporting to the Board of Directors

The Committee will report through the Chair of the Committee to the Board of Directors on matters considered by the Committee, its recommendations and performance relative to annual objectives and its Charter.

(g) Committee Chair Responsibilities

The Board of Directors shall appoint a Chair of the Committee, who is expected to provide leadership to the Committee to enhance its effectiveness. In such capacity, the Chair of the Committee will perform the duties and responsibilities set forth in the “Position Description - Audit Committee Chair”.

(h) Calling of Meetings

Any member of the Committee, the Chairman of the Board of Directors, the Corporate Secretary of the Corporation or the external auditor of the Corporation may call a meeting. The Committee shall meet at least four times per year and as many additional times as needed to carry out its duties effectively.

54 Precision Drilling Corporation 2023 Annual Information Form

(i) Notice of Meetings

Notice of the time and place of every meeting shall be given in writing or electronic communication to each member of the Committee at least 48 hours prior to the time fixed for such meeting. Notice of each meeting shall also be given to the external auditors of the Corporation. A member and the external auditors may in any manner waive notice of a Committee meeting. Attendance of a member at a meeting is a waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

(j) Procedure, Records and Reporting

Subject to any statute or articles or by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board of Directors, generally not later than the next scheduled meeting of the Board of Directors that follows the Committee meeting. In discharging its responsibilities, the Committee shall have full access to any relevant records of the Corporation.

(k) Attendance of Others at Meetings

The Committee shall have the right to determine who shall, and who shall not, be present at any time during a meeting of the Committee. The Committee may request any officer or employee of the Corporation, members of Audit Services, the Corporation’s legal counsel, or any external auditor, to attend a meeting of the Committee or to meet with any members of, or consultants to the Committee. The Committee shall also have the authority to communicate directly with Audit Services and the external auditor.

(l) Outside Experts and Advisors

The Committee may retain, and set and pay the compensation to, any outside expert or advisor, including but not limited to, legal, accounting, financial or other consultants, at the Corporation's expense, as it determines necessary to carry out its duties. The Committee will assure itself as to the independence of any outside expert or advisor.

Approved effective July 31, 2023

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Precision
DRILLING

Precision Drilling Corporation